Exhibit 2.1

SALE AND PURCHASE AGREEMENT

by and between

Alcedo SGR S.p.A., on behalf of the close-ended investment fund “Alcedo III”

and

Cap2 S.r.l.

and

Alessandro Tenderini

- on the first part -

and

Vistaprint Italy S.r.l.

and

Vistaprint N.V.

- on the second part -

I

CONTENTS

1.	Certain Definitions		5

2.	Interpretation		12

3.	Purchase and Sale of the Shares		13
	3.1	Transfer of the Shares	13
	3.2	Purchase Price	14
	3.3	Escrow	15
	3.4	Method of Payments	16

4.	Locked Box		16

5.	Pre-Closing actions		17
	5.1	Payment of the Dividend and New Shareholders’ Loan	17
	5.2	Directors and Statutory Auditors	17
	5.3	Other preliminary undertakings	18

6.	Undertakings of the CEO and of the Shareholders relating to the SOP		18

7.	Interim Management		20

8.	Closing		23
	8.1	Place and time of Closing	23
	8.2	Actions at Closing	23
	8.3	One Transaction	26
	8.4	Transfer of Title	26
	8.5	Post-Closing Actions	26

9.	Earn-out		27
	9.1	The Earn-Out Thresholds	27
	9.2	The 2014 Interim Financial Statements	28
	9.3	Payment of the Earn-Out	30
	9.4	Post-closing covenants of the Buyer	31

10.	Representations and Warranties of the Sellers		32
	10.1	Undertaking of the Sellers	32
	10.2	Organization and Standing	33
	10.3	Status of the CEO	33
	10.4	Authorization	34
	10.5	No Conflict	34
	10.6	By-laws, Shares and Capitalization	34
	10.7	Accounts	35
	10.8	Actions taken after 31 December 2013	35

II

	10.9	Intellectual property	36
	10.10	Business assets	38
	10.11	Products	39
	10.12	Receivables	39
	10.13	Financial Relationships	39
	10.14	Insurance	40
	10.15	No Related Parties transactions	40
	10.16	Litigation	41
	10.17	Real Estate	41
	10.18	Employment Matters	41
	10.19	Taxes	44
	10.20	Licenses and authorizations	45
	10.21	Contracts and commitments	46
	10.22	Compliance with law	46
	10.23	Extraordinary Transaction	47
	10.24	No Brokers	47
	10.25	Disclosure	47
	10.26	No further representations	47

11.	Representations and Warranties of the Buyer		48
	11.1	Undertaking of the Buyer	48
	11.2	Organization and Standing	48
	11.3	Authorization	48
	11.4	No Conflict	49
	11.5	No Brokers	49
	11.6	No known breach	49
	11.7	Financial resources	49

12.	Indemnification		50
	12.1	Indemnification obligation of the Sellers	50
	12.2	Exclusions and Limitations	51
	12.3	Procedure for the request of indemnification	55
	12.4	Handling of the Third Party Claims	56
	12.5	Interim payments	57
	12.6	Amnesty	58
	12.7	Self-accusation and voluntary disclosure	59
	12.8	Exclusive Remedy	59
	12.9	Indemnification obligation of the Buyer	60

13.	Non-competition undertakings and employment arrangements		60

14.	Public Announcements and Confidentiality		62

15.	Liability of the Sellers		63

16.	Miscellaneous Provisions		64
	16.1	Entire Agreement	64

III

	16.2	No Inducement or Reliance and Independent Assessment	64
	16.3	Assignment prohibited	64
	16.4	Annexes	65
	16.5	Notices	65
	16.6	Applicable law	67
	16.7	Further Assurances	67
	16.8	Headings	68
	16.9	Language	68
	16.10	Taxes and Other Expenses	68
	16.11	Severability	68

17.	Arbitration		69

18.	Competent Court		69

IV

List of Annexes

Annex 0.1	Powers of Alcedo

Annex 0.2	Powers of Cap2

Annex 0.3	Powers of the Buyer

Annex (J)	Put and Call Agreements

Annex 1.2	2013 Financial Statements

Annex 1.4	2014 Revenues

Annex 1.5	Conventional Accounting Principles

Annex 1.40	Engagement letter of the Expert

Annex 1.58	Reported 2014 EBITDA

Annex 3.3.3(a)	Escrow Agreement

Annex 3.3.3(b)	Deed of Pledge

Annex 4.1	Permitted Leakages

Annex 5.1(a)	New Shareholders’ Loan

Annex 5.2.1	Resignation letter directors/statutory auditors

Annex 5.2.3	Resolution releasing and discharging the resigning directors

Annex 5.3.1	Contracts to be terminated before Closing

Annex 5.3.2	New version of Company’s by-laws

Annex 7.3	Permitted transactions

Annex 7.4(b)	2014 Budget

Annex 8.2(a)(ii)	Debt assumption agreement

Annex 8.2(a)(iii)	Deed of Transfer

Annex 9.4.2(a)	Monthly report

Annex 10.5	Conflicts

Annex 10.6.1	By-laws of the Company and the Company’s Subsidiary

Annex 10.8.1	Transactions exceeding Interim Management limitations

Annex 10.9.1	List of Trademarks and Domain Names

Annex 10.9.3	Expired or abandoned Trademarks and Domain Names

Annex 10.9.7	Infringements of violation of Company’s Domain Names, Trademarks and Softwares

Annex 10.9.13	Software and IT infrastructure

Annex 10.10.1	Business Assets with change of control

Annex 10.11.1	Non-compliance with laws

Annex 10.11.2	List of pending claims related to products

Annex 10.13.1	Financial relationships

Annex 10.14.1	Insurances

Annex 10.14.3	Insurances with change of control

Annex 10.15.1	Related Parties’ transactions

Annex 10.17.1	Real Estate

Annex 10.17.2	Exception to Real Estate authorizations

Annex 10.18.1	Employees

Annex 10.18.13	Employees Claims

Annex 10.19.3	Tax inspection

Annex 10.21	Material Contracts

Annex 10.23	Extraordinary Transactions

Annex 11.3.2	Revenue data for antitrust analysis

Annex 13.1	List of key employees

SALE AND PURCHASE AGREEMENT

This sale and purchase agreement (the “Agreement”) is entered into by and between:

ALCEDO SGR S.P.A., on behalf of the close-ended investment fund “Alcedo III”, a company incorporated under the laws of Italy, having its registered office in Treviso, at Vicolo XX Settembre 11, Italy, registered with the Companies’ Register of Treviso under number 03557340282, represented by Mr Maurizio Masetti pursuant to the resolution of the executive committee dated 25 march 2014, a copy of which is attached hereto as Annex 0.1 (“Alcedo”)

and

CAP2 S.R.L., a company incorporated under the laws of Italy, having its registered office in Rome, at Via Aquilonia 4, Italy, registered with the Companies’ Register of Rome under number 03058310271, represented by Mr Matteo Rigamonti pursuant to the By-laws of the company, a copy of which is attached hereto as Annex 0.2 (“Cap2”, and together with Alcedo, the “Shareholders”)

and

ALESSANDRO TENDERINI, born in Venice on 2 July 1966 and residing in Mira (VE), Via Capuana n. 2/F, tax code TNDLSN66LO2L736Q (the “CEO”, and together with the Shareholders, the “Sellers”)

and

VISTAPRINT N.V., a company incorporated under the laws of The Netherlands, having its registered office at Venlo, Hudsonweg 8, The Netherlands, and its seat in Amsterdam, registered in the trade register under number 14117527, represented by Mr Ernst Jan Teunissen pursuant to the By-laws of the company, as showed by a trade register extract of the company date February 4, 2014 which is attached hereto as Annex 0.3 (“Vistaprint”), for purposes of Paragraph 3.1.3

And

VISTAPRINT ITALY S.R.L., a company incorporated under the laws of Italy, having its registered office at Piazza Meda 3, Milan, registered in the Companies’ Register of Milan under number 08538700967, represented by Mrs Ashley Elise Hubka pursuant to a resolution adopted by the Board of Directors of the company dated February 26, 2014, a copy of which is attached hereto as Annex 0.3 (the “Buyer”)

(the Shareholders, the CEO, Vistaprint and the Buyer are jointly referred to as the “Parties” and, individually, also as a “Party”)

RECITALS

(A)	Pixartprinting S.r.l. is a limited liability company (“società a responsabilità limitata”) incorporated under the laws of Italy, with a corporate capital of Euro 1,000,000.00 (one million), having its registered office in Quarto d’Altino (VE), at Via I Maggio s.n.c., registered with the Companies’ Register of Venice under number 04061550274 (the “Company”).

(B)	The Company is engaged in the business of digital and offset printing (the “Business”).

(C)	On the date of this Agreement, Alcedo owns a share equal to 75% (seventy-five per cent) of the corporate capital of the Company, while Cap2 owns a share equal to 25% (twenty-five per cent) of the corporate capital of the Company.

(D)	The Company, in turn, holds 100% of the corporate capital of Pixartprinting s. à r.l., a company incorporated under the law of France, having its registered office in Faubourg Saint-Honoré 68, 75008 Paris, corporate capital equal to Euro 30,000.00 (the “Company’s Subsidiary”).

(E)	The Buyer has expressed its interest in purchasing the Company’s entire corporate capital (and, indirectly, the entire corporate capital of the Company’s Subsidiary) and, to that end, has executed a letter of intent on 8 January 2014 setting forth the main terms of the envisaged transaction.

(F)	On 13 May 2013, the CEO and the Shareholders entered into a stock option plan (the “SOP”), according to which, upon occurrence of certain conditions such as the sale of the entire share capital of the Company, the CEO is entitled to purchase up to 4% (four per cent) of the corporate capital of the Company from the Shareholders. Furthermore, in accordance with the SOP, the CEO has the right to - and the Shareholders have the right to cause the CEO to - sell the share so acquired to the Buyer, alongside the Shareholders, at the same terms and conditions.

(G)	On the date hereof, the CEO, the Shareholders and the Buyer entered into an agreement to: (i) amend and supplement certain provisions of the SOP; and (ii) assign certain obligations of the Shareholders to the Buyer (the “SOP Assignment and Supplementing Agreement” and, together with the SOP, the “SOP Agreements”). In accordance with the SOP Agreements: (i) the CEO shall exercise the right to purchase from the Shareholders, prior to the Closing Date, a share equal to 3% of the share capital of the Company, which shall be sold to the Buyer, alongside with the Shareholders, at the terms and conditions provided under this Agreement; and (ii) on the first anniversary of Closing Date, the CEO shall purchase from the Buyer, contingent upon the occurrence of certain events, a share in the corporate capital of the Company equal to 1%, at a price of Euro 10,000 (the “CEO Contingent Share”).

(H)

During the period between 9 January 2014 and the March 29, 2014, the Buyer, directly and through its advisors, has conducted a due diligence review (financial, accounting, legal, human resources, operational and tax) of certain documents and information relating to the Company made available by the Sellers to the Buyer and its advisors. The Buyer and its advisors had access to a virtual data room on the website hosted by IntraLinks, containing the documents and information on the Company provided by the Sellers and requested further documentation, which was made available by the Sellers. The Buyer and its advisors also: (i) were allowed to submit questions and to receive the relevant answers; and (ii) carried out a physical due diligence review at the Company’s offices of the leasing and insurance agreements. The Buyer and its advisors finally participated in management interviews and attended meetings with the Sellers and the Company and the Sellers’ and Company’s advisors.

(I)	On 28 March 2014 the general meeting of the Company resolved upon the distribution of profits and freely distributable equity reserves for the benefit of the Shareholders for an aggregate amount equal to Euro 9,641,000 (nine million six hundred forty-one thousand) (the “Dividend”), which has been based on the net financial position of the Company as of December 31, 2013 as agreed by the Parties to be equal to Euro 8,359,000 (eight million three hundred fifty nine thousand). Pursuant to such resolution, the Dividend shall be paid to the Shareholders by set-off pursuant to Paragraph 5.1(b) below by 1 April 2014 (the “Dividend Payment Date”).

(J)	Further to additional negotiations, the Parties agree that the CEO and Cap2 will remain as minority shareholders of the Company after Closing. In this respect, it is envisaged that certain put and call option agreements be entered into at Closing by and between the Buyer and, respectively, the CEO and Cap2, governing the respective rights and obligations in respect of the transfer of the minority interests they will retain in the Company and the corporate governance rules applicable to them, attached hereto as Annex (J) (the “Put and Call Option Agreements”).

(K)	On the terms and conditions set out in this Agreement, the Sellers intend to sell and transfer to the Buyer, and the Buyer intends to purchase and acquire from the Sellers, the Shares (as defined below).

NOW, THEREFORE, the Parties hereby agree and covenant as follows:

1.	CERTAIN DEFINITIONS

In addition to the other terms defined elsewhere in this Agreement, for the purposes of same, the following words and terms shall have the meaning set forth below:

1.1	“2014 Budget”: has the meaning specified in Paragraph 7.4(b);

1.2	“2013 Financial Statements”: means the audited financial statements of the Company as at and for the year ended on 31 December 2013, prepared pursuant to the applicable law and the Accounting Principles (as defined below), as approved by the general meeting of the Company and attached hereto as Annex 1.2.

1.3	“2014 Interim Financial Statements”: means either: (i) the financial statements of the Company prepared in accordance with the law and the Accounting Principles, duly approved by the shareholders’ meeting of the Company and composed of a balance sheet of the Company as at 31 December 2014, a profit and loss account for the period between 1 January 2014 and 31 December 2014 and an explanatory note; or (ii) in the event the Company changes the end date of the current financial year, the interim audited financial statements of the Company, prepared in accordance with the law and the Accounting Principles, duly approved by the Board of Directors of the Company and composed of a balance sheet of the Company as at 31 December 2014, a profit and loss account for the period between 1 January 2014 and 31 December 2014 and an explanatory note.

1.4	“2014 Revenues”: means the revenues of the Company shown in the 2014 Interim Financial Statements, determined in accordance with Annex 1.4, as adjusted pursuant to Paragraph 9.1.2 below.

1.5	“Accounting Principles”: means the rules of Italian law applicable to the drafting of financial statements, as integrated by, interpreted and applied in accordance with, the accounting principles and documents issued by the Italian Accounting Board (Organismo Italiano di Contabilità) or, in the absence thereof, the accounting principles prepared by the International Accounting Standards Board (I.A.S.B.), applied consistently with the practice of the Company for the financial years prior to Closing except as specified in Annex 1.5.

1.6	“Alcedo Escrow Amount”: means the amount in cash of Euro 6,000,000.

1.7	“Alcedo Price”: has the meaning specified in Paragraph 3.2.1(a).

1.8	“Alcedo Share”: means the share of the Company’s corporate capital held by Alcedo at Closing, following perfection of the transfer to the CEO pursuant to Article 6 below, equal to 72.75% (seventy-two point seventy-five per cent) of the Company’s corporate capital.

1.9

“Alcedo SPA”: means the “accordo quadro” entered into by and between Studio Pixart S.r.l. - currently Cap2 - and Mr. Matteo Rigamonti, on one side, and Alcedo, on the other side, on 28 November 2011 and governing, inter alia, the purchase by Alcedo through a special purpose vehicle participated by Alcedo as to 75% of the corporate capital and Cap2 as to 25% of the corporate capital, of the entire Company’s corporate capital. The Parties acknowledge that the Alcedo SPA has been notified to the Company on 16 December 2011 and that, pursuant to Article 1411 of the Code (as defined below), on the same date, the Company has declared in writing to Alcedo and Cap2 that it intends to benefit from the provisions in its favor contained therein

(including, without limitation, the representations and warranties and the indemnification obligations of Mr. Matteo Rigamonti and Cap2), thus making such provisions irrevocable by Alcedo (on one side) and Cap2 and Mr. Matteo Rigamonti (on the other side).

1.10	“Affiliate”: means, with respect to any Person (as defined below), an individual, corporation, partnership, firm, association, unincorporated organization or other entity directly or indirectly controlled by such Person.

1.11	“Agreed Rate”: means a fixed yearly interest rate equal to 3.5% (three point five per cent), it being agreed that, for the purposes of the calculation of the interests payable pursuant to this Agreement, the interests shall be computed on the basis of the number of days actually elapsed divided by 365.

1.12	“Agreement”: means this Sale and Purchase Agreement.

1.13	“Business”: has the meaning specified in Recital (B).

1.14	“Business Day”: means any calendar day other than Saturdays, Sundays and any other days on which credit institutions are authorized to close in the city of Milan (Italy).

1.15	“Buyer”: means Vistaprint Italy S.r.l., as more fully identified in the introductory part of this Agreement.

1.16	“Cap2 Price”: has the meaning specified in Paragraph 3.2.1(b).

1.17	“Cap2 Share” means the share of the Company’s corporate capital held by Cap2 at Closing, following perfection of the transfer to the CEO pursuant to Article 6 below, equal to 21.25% (twenty-one point twenty-five per cent) of the Company’s corporate capital.

1.18	“CEO”: means Alessandro Tenderini, as more fully identified in the introductory part of this Agreement.

1.19	“CEO Alcedo Price”: has the meaning specified in Paragraph 6.1.3(a).

1.20	“CEO Cap2 Price”: has the meaning specified in Paragraph 6.1.3(b).

1.21	“CEO Price”: has the meaning specified in Paragraph 3.2.1(c).

1.22	“CEO Share”: means the share of the Company’s corporate capital held by the CEO at Closing, following perfection of the transfer by Alcedo and Cap2 to the CEO pursuant to Article 6 below, equal to 3% (three per cent) of the Company’s corporate capital.

1.23	“Claim of Indemnity”: has the meaning specified in Paragraph 12.3.2(a).

1.24	“Closing”: means the sale and purchase of the Shares (as defined below), the payment of the Alcedo Price, the Cap2 Price and the CEO Price (as defined below) and, in general, the execution and exchange of all documents and the performance and consummation of all actions and transactions, respectively required to be executed and exchanged and performed and consummated at Closing pursuant to this Agreement.

1.25	“Closing Date”: means the date on which Closing shall actually take place in accordance with the applicable provisions of this Agreement.

1.26	“Code”: means the Italian Civil Code.

1.27	“Company”: has the meaning specified in Recital (A).

1.28	“Debt Assumption Agreement”: has the meaning specified in Paragraph8.2(a)(ii).

1.29	“Deed of Transfer” has the meaning indicated in Paragraph 8.2(a)(iii).

1.30	“Direct Claim”: has the meaning specified in Paragraph 12.3.2(a).

1.31	“Dividend”: has the meaning specified in Recital (I).

1.32	“Dividend Payment Date:” has the meaning specified in Recital (I).

1.33	“Earn-Out”: has the meaning specified in Paragraph 9.1.

1.34	“Earn-Out Notice”: has the meaning specified in Paragraph 9.4.1

1.35	“Earn-Out Period”: has the meaning specified in Paragraph 9.4.

1.36	“Earn-Out Thresholds”: has the meaning specified in Paragraph 9.1.1.

1.37	“Effective Date”: means 1 January 2014.

1.38	“Escrow Agent” means Banca Monte dei Paschi di Siena, Agenzia 2670, Via Cairoli 175, Treviso (TV), which will act as Escrow Agent under the Escrow Agreement described in Paragraph 3.3.3(a) below.

1.39	“Escrow Agreement” shall have the meaning set forth in Paragraph 3.3.3(a) below.

1.40	“Expert”: means Deloitte Financial Advisory S.p.A., which shall be appointed by the Sellers and the Buyer prior to Closing on the basis of an engagement letter in the form of Annex 1.40, it being understood that, should the Expert, for any reason, refuse or be unable to perform or complete the performance of the services indicated in the engagement letter within 10 (ten) Business Days of being requested to do so in writing by the Sellers, unless the Sellers and the Buyer agree on its replacement within the following 10 (ten) Business Days, either Party shall have the right to request the President of the Court of Treviso to appoint the Expert chosen among the accounting firms of international standing and reputation, with the exclusion of PricewaterhouseCoopers S.p.A. and Reconta Ernst & Young S.p.A.. In the latter case, the engagement of the Expert shall be governed by the applicable provisions of this Agreement and by the terms and conditions generally applied by the Expert to similar engagements, to the extent that such terms and conditions do not conflict with the provisions of this Agreement, which the Parties covenant to accept (including any provision regarding limitations of liability and indemnities). The execution of any engagement letter or similar document with the Expert will not be a condition to the effectiveness of the provisions of Paragraphs 9.2.7 and 9.3.

1.41	“Expiration Date of the Fund” means 15 November 2018, or the later date up to which the duration of the fund “Alcedo III” may be extended pursuant to applicable law.

1.42	“Foreign VAT Settlement” means the procedure which is being commenced by the Company with the tax authorities of Spain, France and the United Kingdom to regularize the Company’s VAT position for sales made in such countries.

1.43	“Indemnified Parties”: has the meaning specified in Paragraph 5.2.2.

1.44	“Interim Period”: has the meaning specified in Paragraph 7.1.

1.45	“Items of Disagreement”: has the meaning specified in Paragraph 9.2.3.

1.46	“Leakage”: means

(a)	any dividend or distribution (whether in cash or in kind), transfer of assets or any return of capital (whether by reduction of capital or redemption of shares) from the Company or the Company’s Subsidiary to the Sellers, any of their Affiliates or their Related Parties;

(b)	any waiver, deferral or release by the Company or the Company’s Subsidiary of any amount or obligation owed or due to the Company or the Company’s Subsidiary by the Sellers, any of their Affiliates or their Related Parties;

(c)	any assumption, indemnification or discharge of any liability (including in relation to any recharging of costs of any kind) of the Sellers, any of their Affiliates or their Related Parties by the Company or the Company’s Subsidiary;

(d)	any repayment of principal or interests on any debt or any payment, amendment or agreement by the Company or the Company’s Subsidiary in relation to any of its borrowing or indebtedness in the nature of borrowing owed to any of the Sellers and any of their Affiliates or their Related Parties;

(e)	other payments or benefits with a monetary value made, or agreed to be made by, or any other action whose effect would be to directly shift economic value from the Company or the Company’s Subsidiary to the Sellers or any of their Affiliates or Related Parties;

(f)	any management, service or other charges or fees, bonuses or increased pension contributions paid by the Company or the Company’s Subsidiary to the Sellers, any of their Affiliates or their Related Parties (including directors’ fees, transaction or retention bonuses for management or advisers’ fees payable in connection with the transaction contemplated by this Agreement paid by the Company or the Company’s Subsidiary, excluding any VAT in respect of the fees which is recoverable by the Company or the Company’s Subsidiary by repayment or credit); and

(g)	any undertaking to do any of the foregoing.

1.47	“Lien”: means any security interest, mortgage, lien, easement, usufruct, charge, pledge, encumbrance, right of first refusal, right of pre-emption, defect of title, or other similar restrictions or third party rights.

1.48	“Loss” means any damage that is the direct and immediate consequence of any breach of the representations and warranties, undertakings or covenants contained in this Agreement (including any reasonable cost for legal expense actually incurred for the indemnification thereof). It is expressly understood and agreed that, exclusively with reference to any Loss deriving from the Sellers’ indemnification obligations under Paragraph 12 (a) (i) below, the Loss shall not include any loss of profit (“lucro cessante”).

1.49	“Material Adverse Effect”: means, with respect to the Company or the Company’s Subsidiary, any actual event, change, development, or occurrence that, individually or together with any other event, change, development, or occurrence, is so substantial and adverse as to materially and objectively impair or disrupt the Business, the economic or financial condition, assets, liabilities or results of operations of the Company or the Company’s Subsidiary.

1.50	“New Shareholders’ Loan”: has the meaning specified in Paragraph 5.1(a).

1.51	“Notice of Disagreement”: has the meaning specified in Paragraph 9.2.3.

1.52	“Permitted Leakages”: has the meaning specified in Paragraph 4.1.

1.53	“Person”: means, any individual, corporation, partnership, firm, association, unincorporated organization or other entity.

1.54	“Put and Call Option Agreements”: has the meaning has the meaning specified in Recital (J).

1.55	“Real Estate”: has the meaning specified in Paragraph 10.17.1.

1.56	“Retained Shares”: means the 3% share of the corporate capital of the Company owned by Cap2, that Cap2 shall not sell to the Buyer on the Closing Date.

1.57	“Related Parties”: means, with respect to any Person, another Person which is a “Related Party” or “stretto famigliare” of such Person according to the provisions of Consob’s Resolution no. 17221 of 12 March 2012.

1.58	“Reported 2014 EBITDA”: means the resulting amount of the sum of the items indicated in Annex 1.58, as resulting from the 2014 Interim Financial Statements, adjusted pursuant of Paragraph 9.1.2 below.

1.59	“Sellers”: means Alcedo SGR S.p.A., on behalf of the close-ended investment fund “Alcedo III”, Cap2 S.r.l. and Alessandro Tenderini, as more fully identified in the introductory part of this Agreement.

1.60	“Sellers’ Representative” means Alcedo SGR S.p.A., which, by virtue of this Agreement, is appointed jointly by all the Sellers to represent the same (“mandatario con rappresentanza”) pursuant to Article 1704 of the Civil Code and shall act on behalf of all Sellers in order to perform all actions it is requested to perform under this Agreement, it being understood that the Sellers’ Representative designated herein may be revoked or replaced solely with the written consent of all the Sellers.

1.61	“Shares”: means Alcedo Share, the Cap2 Share and the CEO Share, jointly representing 97% (ninety-seven per cent) of the corporate capital of the Company.

1.62	“Subsidiary Shares”: means the shares owned by the Company in the Company’s Subsidiary representing 100% (one hundred per cent) of the corporate capital of the Company’s Subsidiary.

1.63	“SOP”: has the meaning specified in Recital (F).

1.64	“Taxes”: means, only if, and in the measure due by, the Company and by the Company’s Subsidiary, excise duties, import and export custom duties or similar, taxes (including any withholding taxes) on gross revenues, licenses, on income, stamp duties, taxes on employment, any social security contribution, taxes on capital stock, on franchise, profits, real or personal properties, taxes on sales, any registration tax, any cadastral or mortgage tax, value added tax, IRAP or any other tax imposed by any Italian and/or foreign law or authority.

1.65	“Third Party Claim”: has the meaning specified in Paragraph 12.3.2(a).

1.66	“Withholding Amount”: shall be equal to the amount that, in accordance with applicable law, the Company, or any company controlling the Company, shall pay to the tax authorities in its capacity as employer of the CEO due to the exercise by the CEO of his stock option rights under the SOP Agreements as provided hereunder, in accordance with applicable laws and including regional and municipal surcharge (“addizionale regionale e comunale”) and 3% solidarity surcharge (“contributo di solidarietà”).

2.	INTERPRETATION

Unless otherwise expressly indicated or required by the context:

(a)	all capitalized terms defined in the text of this Agreement shall have the meaning so defined through this Agreement;

(b)	the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision thereof;

(c)	the words “control”, “controlling”, or “controlled”, when used in this Agreement, shall have the meaning provided in Article 2359, Paragraph 1, no. 1, of the Code;

(d)	the expressions “Seller’s knowledge”, “best knowledge”, “knowledge” and “to know”, in the context of representation and warranties set forth in Article 10, shall mean and shall be construed to be the actual knowledge, after diligent inquiry and investigation in accordance with their respective statutory duties under the applicable law, of the Sellers, Mr. Matteo Rigamonti, the members of the Board of Directors of the Company, Mr. Alessandro Tenderini (CEO), Mrs. Nicoletta Garbo (CFO) and Mr. Andrea Pizzola (CMO).

(e)	the term “month”, when used in this Agreement, shall mean the lapse of time beginning on a given day of a calendar month and ending on the corresponding day of the following calendar month, all as more fully provided in Article 2963, Paragraphs 4 and 5, of the Code;

(f)	the terms defined in the singular shall have the comparable meaning when used in the plural, and vice versa; and

(g)	any reference to Articles, Paragraphs or Annexes contained in this Agreement shall be deemed to be a reference to Articles, Paragraphs hereof or Annexes hereto.

3.	PURCHASE AND SALE OF THE SHARES

3.1	Transfer of the Shares

3.1.1	On the terms and conditions set out in this Agreement, effective from Closing Date, upon the consummation of Closing, the Sellers shall sell to the Buyer, which shall purchase, the following:

(a)	Alcedo shall sell and transfer to the Buyer, and the Buyer shall purchase and acquire from Alcedo, the Alcedo Share, in consideration of the payment of the Alcedo Price (as defined in Paragraph 3.2.1(a) below);

(b)	Cap2 shall sell and transfer to the Buyer, and the Buyer shall purchase and acquire from Cap2, the Cap2 Share, in consideration of the payment of the Cap2 Price (as defined in Paragraph 3.2.1(b) below);

(c)	the CEO shall sell and transfer to the Buyer, and the Buyer shall purchase and acquire from the CEO, the CEO Share, in consideration of the payment of the CEO Price (as defined in Paragraph 3.2.1(c) below).

3.1.2	For avoidance of doubt, the Parties agree that, anything in Article 1478, Paragraph 2, of the Code notwithstanding, the Buyer shall acquire the CEO Share at Closing simultaneously with the Alcedo Share and the Cap2 Share.

3.1.3	The Parties hereby agree that Vistaprint shall be jointly and severally liable with the Buyer for any and all obligations and liabilities of the latter under this Agreement.

3.2	Purchase Price

3.2.1	The consideration for the purchase and sale of the Shares is:

(a)	as to the Alcedo Share, the amount of Euro 95,047,500 (ninety-five million and forty-seven thousand five hundred) (the “Alcedo Price”), plus the relevant portion of the Earn-Out (if any);

(b)	as to the Cap2 Share, the amount of Euro 27,722,500 (twenty-seven million and seven hundred twenty-two thousand five hundred) (the “Cap2 Price”), plus the relevant portion of the Earn-Out (if any); and

(c)	as to the CEO Share, the amount of Euro 3,960,000 (three million nine hundred sixty thousand) (the “CEO Price”) , plus the relevant portion of the Earn-Out (if any).

3.2.2	Interests at the Agreed Rate shall accrue on the Alcedo Price, on the Cap2 Price, on the CEO Price for the time period between the Effective Date and the Closing Date, at which date the amount of accrued interest shall be fully paid by the Buyer to Alcedo, Cap2 and the CEO respectively.

3.2.3	Without prejudice to the provisions of Articles 4, 7, 9 and 12 below, the Alcedo Price, the Cap2 Price and the CEO Price shall not be subject to any adjustment.

3.2.4	The Buyer shall not have any responsibility at all in relation to the allocation of the overall consideration for the 97% of the outstanding capital stock of the Company among the Alcedo Price, the Cap2 Price and the CEO Price, which the Sellers fully accept as provided hereunder.

3.3	Escrow

3.3.1	To secure the Shareholders’ obligations under Article 12 (except for Article 12.1(a)(ii)), Paragraph 4.2 and 7.5 below:

(a)	part of the consideration payable to Alcedo corresponding to the Alcedo Escrow Amount shall be deposited by the Buyer on behalf of Alcedo with the Escrow Agent at Closing;

(b)	Cap2 shall pledge in favor of the Buyer the Retained Shares, in accordance with Paragraph 8.5.

3.3.2	Cap2 acknowledges and agrees that the pledge on the Retained Shares shall also secure the performance of the obligations and covenants of Cap2 and Matteo Rigamonti under this Agreement.

3.3.3	The Parties agree that:

(a)	the Alcedo Escrow Amount shall be held in escrow by the Escrow Agent and shall be released on the date falling 18 (eighteen) months after the Closing Date, in accordance with the provisions of the escrow agreement that shall be executed between Alcedo, the Buyer and the Escrow Agent, substantially in the form of the agreement attached hereto as Annex 3.3.3(a) (“Escrow Agreement”); and

(b)	the pledge on the Retained Shares shall be governed by the deed of pledge, substantially in the form of Annex 3.3.3(b) (the “Deed of Pledge”).

3.3.4	Alcedo agrees that, following the release date of the Alcedo Escrow Amount in accordance with the Escrow Agreement, a portion of the Alcedo Escrow Amount equal to Euro 1,000,000 (one million euros) shall be held in escrow (in accordance with the provisions of the Escrow Agreement) until 31 December 2019 to secure the Sellers’ indemnification obligations under Paragraph 12.1(a) deriving from a breach of the Sellers’ representations and warranties included in Paragraph 10.19 (Taxes) in relation to claims notified after 15 November 2018 and until 31 December 2019 (“Surviving Escrow Amount”). It is understood that: (i) anything in Paragraph 12.2.1(a) and 12.2.5(b) notwithstanding, the Sellers’ maximum liability in relation to the claims so notified shall not exceed the Surviving Escrow Amount (provided that the overall liability of the Sellers in relation to claims for breach of the Sellers’ representations and warranties included in Paragraph 10.19 (Taxes) shall not, in any event, exceed the amount indicated in Paragraph 12.2.5(b)); (ii) the Surviving Escrow Amount shall be released within 5 (five) Business Days of: (a) the date on which the duration of the Fund “Alcedo III” is extend so that the Expiration Date of the Fund falls after 31 December 2019; or (b) 31 December 2019, for the outstanding part of the Surviving Escrow Amount not subject to tax claims as at such date.

3.4	Method of Payments

The payment of the Alcedo Price, the Cap2 Price and the CEO Price shall be made by the Buyer on the Closing Date in immediately available funds by wire transfer of the relevant amount to the bank account(s) the full coordinates of which shall be notified in writing by the Sellers to the Buyer by no later than 2 (two) Business Days prior to the Closing Date.

4.	LOCKED BOX

4.1	The Sellers:

(a)	represent and warrant to the Buyer, in relation to the period from the Effective Date to the date hereof; and

(b)	undertake to procure, in relation to the period from the date hereof to Closing (included), that except for the Leakages indicated in Annex 4.1 (the “Permitted Leakages”), there has not been any Leakage in the period from the Effective Date to the date hereof and there will not be any Leakage in the period from the date hereof to Closing (included).

4.2	Subject to Paragraph 4.3, the Sellers shall indemnify the Buyer or the Company, on a Euro-per-Euro basis, in respect of (i) any and all payments made under such Leakage (other than the Permitted Leakage) as well as (ii) any Losses incurred or suffered by the Buyer and the Company or the Company’s Subsidiary as a consequence of any breach by the Company or the Company’s Subsidiary of the provisions of Paragraph 4.1, it being understood that none of the exclusions and limitations set forth in Paragraph 12.2 below shall apply to the Sellers’ indemnification obligations under this Paragraph 4.2.

4.3	The liability of the Sellers pursuant to Paragraph 4.2 shall terminate on October 31, 2014, unless prior to that date the Buyer has notified (in writing by registered return receipt mail) the Sellers’ Representative of a breach by the Sellers of the undertakings set out in Paragraph 4.1, in which case, in relation to the breaches so notified, the Sellers shall remain liable until the relevant claims have been satisfied, settled or withdrawn.

5.	PRE-CLOSING ACTIONS

5.1	Payment of the Dividend and New Shareholders’ Loan

On the Dividend Payment Date:

(a)	the Shareholders shall make available to the Company, proportionally to their respective participation in the corporate capital of the Company as at the Dividend Payment Date, a loan facility having a principal amount equal to the amount of the Dividend (the “New Shareholders’ Loan”), by entering into the shareholders’ loan agreement in the form attached hereto as Annex 5.1(a);

(b)	the Company shall draw down the entire facility granted under the New Shareholders’ Loan by setting off the debt owed to the Shareholders for the payment of the Dividend against its credit deriving from the drawdown of the New Shareholders’ Loan;

(c)	as a result of the draw down and set off under Paragraph 5.1(b) above, the Company shall owe the Shareholders the repayment of the New Shareholders Loan.

5.2	Directors and Statutory Auditors

5.2.1	The Sellers undertake to:

(a)	on or prior to Closing, cause all of the directors of the Company to resign or otherwise cease from their office with effect as of Closing and deliver to the Buyer resignation letters in the form attached hereto as Annex 5.2.1; and

(b)	on or prior to Closing, use their reasonable efforts to cause the standing and alternate members of the board of statutory auditors of the Company to resign or otherwise cease from their office with effect as of Closing and deliver to the Buyer resignation letters in the form attached hereto as Annex 5.2.1.

5.2.2	The Sellers shall cause the general meeting of the Company to be validly convened (or be otherwise able to validly resolve) on the Closing Date to resolve upon the following agenda: (i) appointment of new directors and new statutory auditors in order to replace the directors and statutory auditors ceased from their office pursuant to Paragraph 5.2.1 above; (ii) release and discharge of the directors Sonia Lorenzet, Maurizio Masetti, Franco Valvasori, Matteo Rigamonti and Alessandro Bares (the “Indemnified Parties”) (also for the purposes of Article 2393, last Paragraph, of the Code), to the maximum extent permitted by law.

5.2.3	At Closing, the Buyer shall cause the general meeting of the Company to resolve upon the items on the agenda specified under Paragraph 5.2.2 above, it being understood that the resolution to release and discharge the Indemnified Parties shall be consistent with the draft attached hereto as Annex 5.2.3, and that in any event such resolution shall be without any prejudice to the representations and warranties given by the Sellers under this Agreement.

5.2.4	Without prejudice to the provisions of Paragraph 5.2.3 or to the representations and warranties given by the Sellers under this Agreement, the Buyer undertakes, except in case of gross negligence or willful misconduct, to hold harmless and fully indemnify the Indemnified Parties against any and all liabilities, costs (including legal fees) and damages that may arise as a consequence of any action, suit, claim or litigation brought against them by the Company, its shareholders, any entity directly or indirectly controlling, controlled by or under common control with the Buyer, or any other Person(s), under applicable law, relating to their office as directors of the Company up to the Closing Date. The Parties agree that the Buyer shall not be liable under the above indemnification obligation as long as it has procured that, following their resignation, the Indemnified Parties are, at any time, covered, at the Buyer’s expenses, by a D&O insurance policy issued by an insurance company of primary standing, having no materially lower protection than the existing D&O insurance policy benefiting the current board of directors.

5.2.5	The undertakings of the Buyer set out in Paragraph 5.2.4 above shall be irrevocable (within the meaning and for the purposes of Article 1411 of the Code) and shall remain in full force and effect until such time when any claim against the Indemnified Parties is barred by virtue of the expiration of the applicable statute of limitations. On the Closing Date, the Buyer shall deliver to the Sellers letters addressed to each Indemnified Party confirming the undertaking of the obligations set out in this Paragraph 5.2.5 and the preceding Paragraph 5.2.4.

5.3	Other preliminary undertakings

5.3.1	The Company shall give notice of termination of the agreements listed in Annex 5.3.1.

5.3.2	The Sellers shall cause the general meeting of the Company to be validly convened (or be otherwise able to validly resolve) on the Closing Date to resolve upon the change of the corporate type of the Company into an “S.pA.” and the adoption of the by-laws attached hereto as Annex 5.3.2.

6.	UNDERTAKINGS OF THE CEO AND OF THE SHAREHOLDERS RELATING TO THE SOP

6.1.1	The Shareholders and the CEO acknowledge and agree that the perfection of the transactions provided for under this Agreement triggers the right of the CEO to purchase from the Shareholders the CEO Share in accordance with the terms and conditions of the SOP Agreements.

6.1.2	Nothing to the contrary in the SOP Agreements notwithstanding, by executing this Agreement, the CEO exercises his rights under the SOP Agreements to purchase a share of 3% (three per cent) in the corporate capital of the Company (the “CEO Share”) and, subject to Paragraph 6.1.4 below, shall be entitled to purchase from the Shareholders such CEO Share at the terms and conditions provided for in the SOP Agreements. The Parties acknowledge that the CEO instructed an expert to appraise the value of the CEO Share, which shall be used by the Company for the purpose of determining the basis for the determination of the Withholding Amount. According to the appraisal, which has been delivered by the CEO to the Company and the Buyer before signing of this Agreement, the value of the CEO Share is equal to Euro 3,966,270 (three millions, nine hundreds sixty-six thousand, two hundreds seventy).

6.1.3	Within 1 (one) Business Day prior to Closing:

(a)	Alcedo shall transfer to the CEO a share equal to 2.25% (two point twenty-five per cent) of the Company’s share capital, in consideration for the payment of an amount equal to Euro 22,500.00 (twenty-two thousand five hundred) (the “CEO Alcedo Price”);

(b)	Cap2 shall transfer to the CEO a share equal to 0.75% (zero point seventy-five per cent) of the Company’s share capital, in consideration for the payment of an amount equal to Euro 7,500.00 (seven thousand five hundred) (the “CEO Cap2 Price”), and, to this end:

(i)	within 1 (one) Business Day prior to Closing, the CEO, Alcedo and Cap2 shall execute and deliver, before a notary public appointed by Alcedo, a deed of transfer of the CEO Share and any other instrument which may be necessary, under applicable law, to transfer to the CEO good, free and marketable title to the CEO Share, it being understood that, under such deed of transfer (A) the payment of the CEO Alcedo Price and CEO Cap2 Price shall be made at Closing; and (B) the transfer of the CEO Share shall be automatically terminated (soggetto a condizione risolutiva) in the event the Buyer does not complete the purchase of the Alcedo Share and the Cap2 Share within 5 (five) Business Days of the execution of the deed of transfer; and

(ii)	on the Closing Date, the CEO shall pay to Alcedo and Cap2, respectively, the CEO Alcedo Price and the CEO Cap2 Price.

6.1.4

The CEO and the Shareholders agree that, should this Agreement be terminated or otherwise cease to be effective for whatsoever cause, or should the Buyer fail to perform its obligation to consummate the Closing under Article 8 below, the exercise by the CEO of the stock options under Paragraph 6.1.2 above shall be deemed as not having occurred and no rights of the CEO under the SOP Agreements shall have been triggered by virtue of the execution of this Agreement. In any such circumstance, the deed of transfer of the CEO Share mentioned in Paragraph 6.1.3(i) above (to the extent already executed) shall be automatically terminated and the CEO shall take any action as necessary to transfer back to Alcedo and Cap2 the CEO Share in the same proportion set out under Paragraphs 6.1.3(a) and 6.1.3(b) above, against the reimbursement by Alcedo and Cap2, respectively, of the CEO Alcedo Price and the CEO Cap2 Price (to the extent already paid).

7.	INTERIM MANAGEMENT

7.1	Except as otherwise provided in other provisions of this Agreement, or otherwise previously agreed upon in writing by the Buyer, during the period from the date of this Agreement to the Closing Date (the “Interim Period”), the Sellers shall procure that the Business of the Company and of the Company’s Subsidiary is properly conducted in its normal and ordinary course, consistently with past practice, without entering into any agreement, or incurring any obligation, liability or indebtedness or taking any other action which may exceed the normal and ordinary course of business, or cause any of the representations or warranties of the Sellers contained in this Agreement to become untrue or incorrect. The Sellers shall promptly give notice to the Buyer if an event or circumstance has occurred which may cause a Material Adverse Effect. In particular, but without limitation, except as provided under Paragraphs 7.3 and 7.4 below, the Sellers shall not, and depending on the context, shall cause the Company and the Company’s Subsidiary not to:

(i)	make any paid or free increase of corporate capital or reduction of corporate capital, issue or agree to issue or allot any share capital or grant any option or right to subscribe for any share capital;

(ii)	sell, transfer, pledge, mortgage, encumber, lease, submit to any Lien or otherwise dispose of any material intangible assets, or fixed tangible assets having a value in excess of Euro 50,000.00 (fifty thousand);

(iii)	make material variations to the number of employees, hire additional executives or fire existing executives, change the type of employment contract granted to existing employees including, without limitation, turn apprentices or temporary workers into permanent employees (except in the event the Company permanently hires such workers upon natural expiration of their current employment agreement), entering into, substantially amend or terminate any agreement with local unions, or increase the rate of compensation payable or to become payable to any of them, other than increases: (a) made to employees generally in accordance with normal past practice and in the ordinary course of business, or (b) mandated by law or national collective bargaining agreements;

(iv)	waive any rights or settle any claims having a value in excess of Euro 50,000.00 fifty thousand);

(v)	make any single capital expenditure exceeding Euro 50,000.00 (fifty thousand);

(vi)	acquire or dispose, in any form, of any real properties or any participations in the equity of other companies or acquire, dispose of, or lease (as lessor or lessee) any business or segment of a business;

(vii)	enter into or terminate any:

(1)	agreement (other than contracts entered into with public utilities and contracts for the purchase of raw materials or semi-finished products or plates for offset printers and/or for the sale of the Company’s products and services to the extent that each such purchase and sale contracts are entered into in the regular course of business and in accordance with the Company’s past commercial practice) involving payments by the Company exceeding Euro 50,000.00 (fifty thousand) in the aggregate or having a duration in excess of 12 (twelve) months or for an indefinite period of time without express cancellation rights or requiring a prior written notice of cancellation in excess of 3 (three) months;

(2)	guarantee for the obligations of third parties; or

(3)	agreement with any Related Parties of the Company or the Company’s Subsidiary, or with any of the Sellers , their directors and officers and their Related Parties, or make any amendments to any agreement between the Company or the Company’s Subsidiary and such parties;

(viii)	except as permitted hereunder, incur any new financial indebtedness (including new working capital or revolving facilities and factoring advances or finance leases), or grant or repay any loan or any other financing, including any shareholder financing pursuant to article 2497 quinquies of the Code by the Company and/or the Company’s Subsidiary in favour of the Sellers, their Affiliates or Related Parties;

(ix)	except as permitted by this Agreement, change their constitutional documents, business purpose or approve or make any stock offering or other change in their capital structure, or declare or pay any dividend, or purchase or otherwise acquire any interest in their own equity or adopt other resolutions on matters mentioned in Article 2479, paragraph 1, number 4) and 5) of the Code;

(x)	change their accounting methods, principles or practices (including, without limitation, any changes in depreciation or amortization policies or rates or any changes in any assumptions underlying any method of calculating reserves);

(xi)	modify the current administrative management practices concerning sales or supplies, commercial receivables or payables, and inventory items to such extent as it may have a Material Adverse Effect;

(xii)	incorporate any type of corporate entity, acquire a minority or majority interest in any corporate entity or acquire, through any procedure whatsoever, subsidiaries in addition to the Company’s Subsidiary;

(xiii)	license any of the current intellectual property right of the Company; or

(xiv)	agree to do any of the foregoing.

7.2	If, during the Interim Period, the Sellers intend to cause the Company to take any of the actions referred to in Paragraph 7.1 which are not otherwise expressly permitted or approved by other provisions of, or any Annex to, this Agreement, the Sellers’ Representative shall notify in writing the Buyer such action. Any action notified to the Buyer by the Sellers’ Representative in respect of which the Buyer does not express its dissent in writing, within and no later than 5 (five) Business Days from the date of receipt of the relevant written notification, shall be deemed to have been approved by the Buyer.

7.3	The Buyer acknowledges that the actions and transactions described in Annex 7.3 have been commenced prior to the date of this Agreement or are planned to be commenced during the Interim Period and agrees that such actions and transactions will not constitute a breach of Paragraph 7.1.

7.4	Anything in this Agreement to the contrary notwithstanding, the Company is entitled to:

(a)	take any action as necessary or expedient to perform the transactions listed under the Permitted Leakages;

(b)	make any capital expenditure and carry out any action (including hiring of new employees) which is provided for in the budget for the financial year 2014 attached hereto as Annex 7.4(b) (the “2014 Budget”);

(c)	take all actions and/or do such other things as, in its reasonable judgment, may be necessary or appropriate to:

(i)	comply with any applicable law or any order of any competent public or judicial authority or existing contracts or other obligations;

(ii)	protect the safety and security of any person and/or the environment if required by applicable law;

(iii)	carry out the transactions referred to in Annex 7.3, or comply with the agreements constituting or relating to such transactions (as applicable);

(iv)	manage, settle or compromise any of the matters in respect of which the Sellers have agreed to indemnify the Buyer pursuant to this Agreement; and/or

(v)	comply with this Agreement and perform any transaction contemplated herein.

7.5	Subject to Paragraph 7.6, the Sellers shall indemnify the Company or the Company’s Subsidiary, on a Euro-per-Euro basis, in respect of any and all Losses incurred or suffered by the Company as a consequence of the breach by the Company or the Company’s Subsidiary of the provisions of Article 7, it being understood that none of the exclusions and limitations set forth in Paragraph 12.2 below shall apply to the Sellers’ indemnification obligations under this Article 7.

7.6	The liability of the Sellers pursuant to Article 7 shall terminate on October 31, 2014, unless prior to that date the Buyer has notified (in writing by registered return receipt mail) the Sellers’ Representative of a breach by the latter of the undertakings set out in Article 7, in which case, in relation to the breaches so notified, the Sellers shall remain liable until the relevant claims have been satisfied, settled or withdrawn.

8.	CLOSING

8.1	Place and time of Closing

Closing shall take place before a notary public appointed by the Buyer and notified to the Sellers at least 5 (five) Business Days prior to Closing, at the offices of Baker&Mckenzie in Milan, piazza Meda 3, starting at 10:30am CET, on 3 April 2014 or at such date, place and/or time as the Buyer and the Sellers’ Representative may agree in writing.

8.2	Actions at Closing

In addition to any other action to be taken and to any other instrument to be executed and/or delivered on the Closing Date pursuant to this Agreement, at Closing:

(a)	the Buyer shall:

(i)	pay, or cause to be paid:

(1)	to Alcedo, the Alcedo Price (plus the amount of interests accrued between the Effective Date and Closing pursuant to Paragraph 3.2.2), minus the Alcedo Escrow Amount;

(2)	to the Escrow Agent, on behalf of Alcedo, the Alcedo Escrow Amount;

(3)	to Cap2, the Cap2 Price plus the amount of interests accrued between the Effective Date and Closing pursuant to Paragraph 3.2.2; and

(4)	to the CEO, the CEO Price plus the amount of interests accrued between the Effective Date and Closing pursuant to Paragraph 3.2.2;

providing evidence that such payments have been credited in the bank accounts indicated by the Sellers’ Representative in accordance with Paragraph 3.4 above, or by the Escrow Agent, as the case may be.

(ii)	assume the debt owed by the Company to the Shareholders under the New Shareholders’ Loan (“accollo”, pursuant to Article 1273 and following of the Code), by executing through exchange of correspondence the debt assumption agreement (the “Debt Assumption Agreement”) substantially in the form attached hereto as Annex 8.2(a)(ii);

(iii)	execute and deliver, and/or cause to be executed and delivered, in front of the notary public, a deed of transfer of the Shares, substantially in the form attached hereto as Annex 8.2(a)(iii) (the “Deed of Transfer”) and any other instrument which may be necessary, under applicable law, to transfer to the Buyer good, free and marketable title to the Shares. It is hereby agreed that the Deed of Transfer shall be executed only for the purpose of Article 2470 of the Code and it shall not limit, novate, replace or in any manner prejudice any obligations and/or representation that any of the Parties may have assumed or given under this Agreement in relation to the sale transaction herein contemplated;

(iv)	pay, or cause to be paid, to the appropriate entities or persons and in the appropriate manner, any stamp, transfer or similar taxes or charges however levied by any governmental body on the transfer of the Shares and costs related thereto;

(v)	deliver to the Sellers’ Representative the letters referred to in Paragraph 5.2.5 above;

(vi)	execute with Alcedo and cause the Escrow Agent to execute the Escrow Agreement;

(vii)	execute with Cap2 and the CEO the respective Put and Call Option Agreement, substantially in the form attached hereto as Annex (J);

(viii)	execute and deliver, or cause to be executed and delivered, to the Sellers and/or the Company such transfer or other instruments as may be necessary, under applicable law, to properly effect the transactions contemplated in this Agreement or comply with any applicable law;

(ix)	execute and deliver, or cause to be executed and delivered, to the Sellers all other previously undelivered items required to be delivered pursuant to this Agreement or in connection herewith; and

(x)	deliver, and/or cause to be delivered, to the Sellers evidence that the general meeting referred to in Paragraph 5.2.2 and Paragraph 5.3.2 above resolved upon the appointment of the new board of directors, the new board of statutory auditors (to the extent necessary), the release and discharge of the resigning directors pursuant to Paragraph 5.2.3, the change of the Company from an S.r.l. to an S.p.A. and adoption of a new by-laws as per Annex 5.3.2;

(b)	simultaneously, the Sellers shall:

(i)	execute and deliver, and/or cause to be executed in front of the notary public and delivered, the Deed of Transfer and any other instrument which may be necessary, under applicable law, to transfer to the Buyer good, free and marketable title to the Shares;

(ii)	deliver, and/or cause to be delivered, to the Buyer duly signed resignation letters by the directors and (if appropriate) by the statutory auditors of the Company in accordance with Paragraphs 5.2.1(a) and 5.2.1(b);

(iii)	deliver, and/or cause to be delivered, to the Buyer evidence that the general meeting of the Company has been duly convened (or can otherwise validly resolve) on the Closing Date pursuant to Paragraph 5.2.2 and Paragraph 5.3.2;

(iv)	execute and deliver, or cause to be executed and delivered, to the Buyer and/or the Company such transfer or other instruments as may be necessary, under applicable law, to properly effect the transactions contemplated in this Agreement or comply with any applicable law; and

(v)	execute and deliver, or cause to be executed and delivered, to the Buyer all other previously undelivered items required to be delivered pursuant to this Agreement or in connection herewith;

(c)	the Shareholders shall:

(i)	deliver to the Company a duly executed repayment notice under the New Shareholders’ Loan, requesting the reimbursement of the New Shareholders’ Loan on the 5th (fifth) Business Day following Closing;

(ii)	execute by exchange of correspondence the deed of adherence to the Debt Assumption Agreement and cause the Company to execute the Debt Assumption Agreement with the Buyer; and

(iii)	execute and exchange with the CEO, in front of the notary public, a deed of acknowledgment that the condition subsequent (condizione risolutiva) provided in the deed of transfer of the CEO Share has not occurred and shall provide the Buyer with copy thereof;

(iv)	deliver to the Buyer evidence that the agreements between the Company and Cap2 and the Company and Alcedo have been terminated with effect as of the Closing Date.

(d)	Alcedo shall enter into the Escrow Agreement with the Escrow Agent and the Buyer;

(e)	Cap2 shall enter into its respective Put and Call Option Agreement, substantially in the form attached hereto as Annex (J) with the Buyer; and

(f)	the CEO shall (i) execute with the Buyer its respective Put and Call Option Agreement, substantially in the form attached hereto as Annex (J) and (ii) pay to Alcedo and Cap2, respectively, the CEO Alcedo Price and the CEO Cap2 Price, as provided for under Paragraphs 6.1.3(a), 6.1.3(b) and 6.1.3(ii) above.

8.3	One Transaction

All actions and transactions constituting Closing pursuant to this Agreement shall be regarded as one single transaction so that, at the option of the Party having interest in carrying out of the specific action or transaction, no action or transaction shall be deemed to have taken place unless and until all other actions and transactions constituting Closing shall have taken place as provided in this Agreement.

8.4	Transfer of Title

Upon the occurrence of Closing, the Buyer shall acquire full legal and beneficial title to the Shares and, with the exception of the Dividend which will be solely for the benefit of the Shareholders, will be entitled to any dividend declared or paid with respect thereto from 1 January 2014.

8.5	Post-Closing Actions

As soon as the shareholders’ resolution of the Company held at Closing concerning the change of the Company from a limited liability company (S.r.l.) to a joint stock corporation (S.p.A.) is duly filed and registered with the competent Companies’ Register and the share certificates representing the entire corporate capital of the

Company are duly issued, Cap2 shall enter into the Deed of Pledge with the Buyer and perform all the formalities provided therein to make the pledge fully effective and enforceable vis-à-vis third parties. To this purpose, Buyer shall communicate in writing to Cap2 when the resolution has been registered and at that point the Deed of Pledge shall be perfected before notary public within 5 (five) Business Days thereafter.

9.	EARN-OUT

9.1	The Earn-Out Thresholds

9.1.1	On condition that:

(a)	the 2014 Revenues are at least equal to Euro 71,600,000.00 (seventy-one million and six hundred thousand); and

(b)	the Reported 2014 EBITDA is at least equal to Euro 18,600,000.00 (eighteen million and six hundred thousand)

(jointly, the “Earn-Out Thresholds”), Alcedo, Cap2 and the CEO shall be entitled to the payment of an amount corresponding to 96% (ninety-six percent) of the Earn-Out resulting from the formula below, up to the maximum overall amount of Euro 10,001,100.00 (ten million and one thousand one hundred)

Earn-Out= (Reported 2014 EBITDA - 18,600,000.00) x 5.883

as follows:

72% (seventy two percent) of the Earn-Out, as to Alcedo

21% (twenty one percent) of the Earn-Out, as to Cap2

3% (three percent) of the Earn-Out, as to the CEO

9.1.2	The Buyer agrees that the value of the 2014 Revenues and of the Reported 2014 EBITDA shall be normalized, to the extent necessary, so as to exclude any positive or negative effect deriving from:

(a)	the integration of the Company into the Buyer’s group, including, in particular, any cost related to such integration or any cost of the Business that may be moved from the Company into any Affiliate of the Buyer for integration purposes (in this respect, costs for employees of the Business that may be transferred from the payroll of the Company into that of the Buyer or its Affiliates would remain included in the calculation of the EBITDA while the costs of the relevant intercompany service agreement between the Buyer/Affiliate and the Company would be disregarded); and

(b)	any management fee, intra-group charge (including, for avoidance of doubt, any interest charged by the Buyer’s group to the Company or any reallocation of costs to the Company);

(c)	any compensation paid to employees, managers or directors which is not in line with the 2014 Budget and the Company’s past practice.

9.2	The 2014 Interim Financial Statements

9.2.1	Within 10 (ten) Business Days of the date of approval by the Board of Directors of the Company of the 2014 Interim Financial Statements or, in any event, by no later than 30 April 2015, the Buyer shall deliver to the Sellers:

(a)	the 2014 Interim Financial Statements;

(b)	the Reported 2014 EBITDA, including a breakdown of the value of the items on the basis of which it has been determined and the normalizations made pursuant to Paragraph 9.1.2 above and a comparison of the items with the relevant ones contained in the 2014 Budget;

(c)	the 2014 Revenues, including a breakdown of the normalizations made pursuant to Paragraph 9.1.2 above; and

(d)	the amount of the Earn-Out and the payments thereof to which Alcedo, Cap2 and CEO are entitled, as determined in accordance with Paragraph 9.1.1.

(the “Earn-Out Notice”).

9.2.2	The Parties agree that the Reported 2014 EBITDA and the 2014 Revenues shall include the EBITDA and the revenues generated by the Company’s Subsidiary (as well as by any other subsidiary that the Company may incorporate after Closing), on the basis of their respective audited interim financial statements, it being understood that the revenues of any subsidiary of the Company shall be consolidated to avoid any double counting.

9.2.3	In the event any of the Sellers intends to dispute the 2014 Interim Financial Statements or to object in any way the determination of: (i) the 2014 Revenues; (ii) the Reported 2014 EBITDA; or (iii) the Earn-Out as determined by the Buyer in under this Article 9, the Sellers shall deliver to the Buyer, within 20 (twenty) Business Days of the date of receipt of the Earn-Out Notice, a notice of disagreement (the “Notice of Disagreement”), containing the indication of all objected items (the “Items of Disagreement”), as well as the reasons underlying any and all Items of Disagreement.

9.2.4	During the period between the issuance of the Earn-Out Notice and the expiration of the term set forth in Paragraph 9.2.3 above, the Buyer shall, and shall cause the Company to, provide the Sellers Representative with all information, documents, assistance and cooperation (including access to the management and the Company’s premises, upon reasonable notice and during normal business hours) that the Sellers will reasonably request for the purpose of verifying, directly or through their advisors, the information provided by the Buyer pursuant to Paragraph 9.2.1 above.

9.2.5	It is understood that the determination of the Earn-Out made in the Earn-Out Notice shall be final and binding for any Seller that has not delivered a Notice of Disagreement pursuant to Paragraph 9.2.3 above within the terms prescribed therein and, with respect to any such Seller, the circumstance that a Notice of Disagreement has been delivered by a different Seller shall not affect its right to receive the payment of the corresponding portion of the Earn-Out, in the amount set out in the Earn-Out Notice, on the payment date indicated in Paragraph 9.3.1(a) below.

9.2.6	If any of the Sellers delivers to the Buyer a Notice of Disagreement, the Buyer and such Seller(s) shall attempt, within 20 (twenty) Business Days of the date of receipt of the Notice of Disagreement by the Buyer, to settle in good faith the Items of Disagreement resulting from the Notice of Disagreement.

9.2.7	In the event that, the term under Paragraph 9.2.6 above lapsed without all Items of Disagreement having been settled, the outstanding Items of Disagreement shall be submitted, by the most diligent Party, to the determinations and evaluations of the Expert, pursuant to the following:

(a)	the Expert’s determination shall be limited to the Items of Disagreement that were not settled, and shall not state upon any other item or issue. The Expert shall be entitled to resolve any dispute among the Buyer and the relevant Seller(s) on the interpretation of the provisions of this Agreement as necessary to the determination of the items and amounts provided for under Paragraph 9.2.1 above, to the extent that the resolution of such dispute is necessary for, or instrumental to, the delivery of the Expert’s determination;

(b)	the Expert shall decide on the Items of Disagreement in accordance with the Accounting Principles and the provisions of this Agreement (including Annexes 1.4 and 1.58) and make such modification to the Reported 2014 EBITDA and 2014 Revenues as are needed to be consistent with such decisions;

(c)	the Buyer shall, and shall cause the Company to, provide the Expert with all information, documents, assistance and cooperation (including access to the management and the Company’s premises upon reasonable notice and during normal business hours) that the Expert will reasonably require for the purpose of fulfilling its duties hereunder;

(d)	without prejudice to the Buyers’ undertakings under letter (c) preceding, the Parties shall actively and promptly cooperate with the Expert in connection with all matters contemplated under this Paragraph 9.2;

(e)	the Expert will act as a contractual expert (“perito contrattuale”) and not as an arbitrator (“arbitrore”);

(f)	any fees or expenses in relation to the activities of the Expert shall be borne by the Buyer and by the Seller(s) that delivered the Notice of Disagreement in equal parts; and

(g)	the Expert shall issue its determination and deliver it to the Buyer and the relevant Seller(s) within 20 (twenty) Business Days from the date on which the request pursuant to this Paragraph 9.2.7 was submitted.

9.3	Payment of the Earn-Out

9.3.1	The Buyer shall pay the corresponding portion of the Earn-Out, if due, in a single installment to each of the Sellers in accordance with Paragraph9.1.1, under the following terms:

(a)	with respect to those Sellers that have not delivered a Notice of Disagreement within the term provided in Paragraph 9.2.3, the relevant amount shall be paid to each of such Seller on the 5th (fifth) Business Day after the earliest of: (1) the lapse of the term for the delivery by the Sellers of the relevant Notice of Disagreement; and (2) the date on which such Seller(s) have expressly accepted the determination of the amounts provided for under Paragraphs 9.2.1(b), 9.2.1(c) and 9.2.1(d) above; or

(b)	with respect to those Sellers that have delivered a Notice of Disagreement within the term provided in Paragraph 9.2.3, the relevant amount shall be paid to each of such Seller on the 5th (fifth) Business Day after the earliest of: (1) the delivery of the determination of the Expert to the Buyer; and (2) the date on which such Seller has expressly accepted the determination of the amounts provided for under Paragraphs 9.2.1(b), 9.2.1(c) and 9.2.1(d) above.

9.3.2	The Parties agree that the amount of the Earn-Out payable to the CEO shall be paid net of the Withholding Amount, if and to the extent due, which will in turn be paid by the Buyer to the Company, it being understood that the Buyer shall cause the Company to make any withholding tax payment required by applicable tax law.

9.4	Post-closing covenants of the Buyer

9.4.1	The Buyer undertakes to procure that, at all times between the Closing Date and 31 December 2014 (the “Earn-Out Period”), the Business shall be properly conducted in its normal and ordinary course, consistently with past practice substantially as it is currently conducted and in line with the 2014 Budget, without entering into any agreement, or incurring any obligation, liability or indebtedness or taking any other action which may exceed the normal and ordinary course of business. In particular, the Buyer shall, and shall cause the Company to:

(a)	maintain the same key management team employed in the Business (either by the Company or by the Buyer as holding company) at the Closing Date (namely, the CEO, Mrs. Nicoletta Garbo as CFO and Mr. Andrea Pizzola as CMO), allowing the same to conduct the Business substantially as conducted at the date hereof, unless they voluntarily leave the Company or are dismissed for good cause (“giusta causa”) or subjective justified reason (“giustificato motive soggettivo”);

(b)	refrain from carrying out extraordinary transactions (including, by way of example, mergers, transfers or contributions of assets, going concerns) or intra-group transactions; and

(c)	refrain from entering into any operating lease not included in the 2014 Budget, unless the Buyer is able to demonstrate to the Sellers’ Representative that (i) such new operating leases, in addition to those indicated in the 2014 Budget, are necessary to achieve the output required to satisfy a higher than forecasted demand for the products of the Company in 2014 and (ii) there would be no reasonable alternative for the Company to such operating lease to satisfy such higher demand. For the sake of clarity it is understood that should the Buyer fail to demonstrate the above, the relevant cost of the new operating lease shall not be included in the determination of the Reported 2014 EBITDA;

(d)	refrain from making marketing expenses materially in excess of the total amount in the 2014 Budget, unless previously agreed upon in writing with the Sellers’ Representative, it being understood that, absent such agreement, any cost in excess shall not be included in the determination of the Reported 2014 EBITDA;

(e)	act consistently with the normal business practices of the Company, as currently conducted, in relation to shipping policies and prices during the months of December 2014 and January 2015 and refrain from adopting any commercial policy or promotion aimed at shifting the delivery of orders made in December 2014 to January 2015.

9.4.2	During the time between the Closing Date and the date of approval by the general meeting of the Company of the 2014 Financial Statements, the Buyer shall:

(a)	by the 15th (fifteenth) day of each calendar month, provide the Sellers’ Representative with (i) a monthly report, for the immediately preceding calendar month, containing a breakdown of the Company’s sales revenues split by country and the revenues deriving from the shipment activities carried out by the Company, in the form currently prepared by the Company’s internal control, and (ii) a monthly orders report, for the immediately preceding calendar month, containing the market’s KPIs (customers, visits, etc.) in the form currently prepared by the Company’s marketing functions, both consistent with samples attached hereto under Annex 9.4.2(a). The Parties agree that the reports for the months of December 2014 and January 2015 shall contain the details of the shipments made during such months;

(b)	by the 20th (twentieth) day of each calendar month, provide the Sellers’ Representative with a monthly profit and loss account and financial statements referring to the immediately preceding calendar month; and

(c)	allow the Sellers’ Representative or the person appointed from time to time by the Sellers’ Representative to such extent, to meet the CEO, the CFO and the marketing director of the Company (in the presence of one or more of Buyer’s Board member(s) who represent Vistaprint), on a quarterly basis to receive an update on and discuss the results of the Company and the development of the Company’s business, provided that, prior to such meetings, the Sellers’ Representative or the person appointed from time to time by the Sellers’ Representative to such extent, enters into a standard confidentiality agreement that shall be provided by the Buyer.

10.	REPRESENTATIONS AND WARRANTIES OF THE SELLERS

10.1	Undertaking of the Sellers

10.1.1	The Sellers hereby make the following representations and give the following warranties to the Buyer, each of which shall be true and correct as of, and as though made on, the date of this Agreement and the Closing Date, except as otherwise stated herein or affected by transactions contemplated herein or otherwise agreed in writing by the Parties.

10.1.2

The representations and warranties of the Sellers contained in this Article 10 are in lieu of all other representations and warranties however provided under applicable law and constitute all of the representations and warranties made by the Sellers in connection with the transactions contemplated hereby. No Person has been authorized by the Sellers to make any representation or warranty relating to the Company, the Company’s

Subsidiary or their Business or operations, or otherwise in connection with the transactions contemplated by this Agreement, and, if made, such representation or warranty must not be relied upon as having been authorized by the Sellers.

10.1.3	Any facts, acts, transactions or omissions fairly disclosed in the Annexes referred to in the representations and warranties of the Sellers included in this Article 10 shall be deemed disclosed for the purposes of all representations and warranties of the Sellers contained herein and, to the extent any matter so disclosed conflicts with any such representation or warranty, the Sellers shall have no liability with respect to such matter. A matter shall be deemed as “fairly disclosed” if and to the extent it is disclosed to the Buyer in such a manner and in such detail in such Annexes as to enable the Buyer to make an informed and accurate assessment of the matter concerned with no further investigation.

10.2	Organization and Standing

10.2.1	The Shareholders, the Company and the Company’s Subsidiary are joint stock companies or limited liability companies, as the case may be, duly organized, validly existing and in good standing under the laws of the respective jurisdictions of incorporation and have full power and authority to conduct their business as presently conducted and to own their assets and properties as presently owned.

10.2.2	The Shareholders, the Company and the Company’s Subsidiary are not insolvent or subject to any bankruptcy, liquidation, composition with creditors or similar bankruptcy or bankruptcy-like proceedings. The Sellers are not subject to any court order which could affect or limit the execution, delivery and performance by them of this Agreement.

10.2.3	The shareholders’ ledger, the book of the minutes of the shareholders’ meetings and of the meetings of the Board of Directors of the Company and of the Company’s Subsidiary have been regularly kept in conformance with applicable law.

10.3	Status of the CEO

The CEO: (i) is married and has a separate ownership of his properties (“regime di separazione patrimoniale dei beni”); and (ii) to the extent he can be qualified as an entrepreneur (imprenditore individuale) is not insolvent or subject to any applicable bankruptcy procedure.

10.4	Authorization

10.4.1	All corporate acts and other proceedings required to be taken by, or on behalf of, the Shareholders to enter into and to carry out this Agreement have been duly and properly taken. This Agreement is duly and validly executed and delivered by the Sellers and constitutes, assuming due authorization, execution and delivery of this Agreement by the Buyer, the valid and binding obligation of the Sellers enforceable against the Sellers in accordance with its terms.

10.4.2	No application to, or filing with, or consent, authorization or approval of, or license, permit, registration, declaration or exemption by, any governmental or public body or authority is required by the Sellers or the Company or the Company’s Subsidiary in connection with the execution and performance of this Agreement.

10.5	No Conflict

Except as set out in Annex 10.5, the execution and delivery of the Agreement and the consummation of the transactions contemplated therein will not conflict with, or result in the breach of, or constitute a default under, or give rise to a right of termination, cancellation or acceleration under the articles of incorporation or the by-laws of the Shareholders, the Company or the Company’s Subsidiary or under any material contract by which the Sellers, the Company or the Company’s Subsidiary is bound, or violate any judgment, order, injunction, award, decree, law or regulation applicable to the Sellers, the Company or the Company’s Subsidiary.

10.6	By-laws, Shares and Capitalization

10.6.1	The by-laws of the Company and of the Company’s Subsidiary currently in force are attached as Annex 10.6.1 to this Agreement. The paid-in capital of the Company and of the Company’s Subsidiary is as set forth in the relevant by-laws.

10.6.2	The Shares are fully paid-in and represent 100% (one hundred per cent) of the Company’s authorized, issued and outstanding capital. The Shares are free and clear of any Lien and at Closing the Sellers shall have full title, free from any Lien, on the respective Shares, as well as full right, power and authority to transfer and deliver such Shares to the Buyer in accordance with the terms of the Agreement and, upon transfer and delivery of the Shares, pursuant to the terms of this Agreement, the Buyer shall receive good and marketable title to 100% of the corporate capital of the Company, free from and clear of any Liens. There are no options, warrants, conversion or subscription rights, agreements, contracts or commitments of any kind obligating the Company, conditionally or otherwise, to issue or sell any new or existing shares, or any instrument convertible into or exchangeable for any shares, or to repurchase or redeem any of its shares.

10.6.3	The Subsidiary Shares are fully paid-in and represent 100% (one hundred per cent) of the Company’s Subsidiary’s authorized, issued and outstanding capital. The Subsidiary Shares are free from and clear of any Lien and at Closing the Company shall have full title, free from any Lien, on such Subsidiary Shares. There are no options, warrants, conversion or subscription rights, agreements, contracts or commitments of any kind obligating the Company’s Subsidiary, conditionally or otherwise, to issue or sell any new or existing shares, or any instrument convertible into or exchangeable for any shares, or to repurchase or redeem any of its shares.

10.6.4	The Company does not hold, directly or indirectly, shares of capital stock or other equity interest in the capital of any companies, partnerships, associations or other entities, other than Pixartprinting S à ..r.l.. The Company and the Company’s Subsidiary are not party to any joint-venture agreement of any nature (including “associazioni temporanee di imprese”) and/or consortia agreements, and are not bound by any commitment to become a party thereto.

10.7	Accounts

10.7.1	The 2013 Financial Statements have been prepared in accordance with the Accounting Principles and give a true and correct view of the assets, liabilities and financial position of the Company, as at 31 December 2013, and the revenues, expenses cash flow and results of operations of the Company for the period from 1 January to 31 December 2013.

10.7.2	The accounting books and records of the Company and of the Company’s Subsidiary are complete and duly kept according to the relevant applicable law and tax provisions.

10.7.3	To the actual knowledge of the Shareholders, the Company and the Company’s Subsidiary have no liabilities whatsoever, either accrued or absolute, except (i) to the extent reflected in the 2013 Financial Statements, (ii) to the extent specifically set forth in the Agreement, or (iii) with respect to liabilities incurred in the normal course of business, none of which (i), (ii) and (iii) above will have a Material Adverse Effect.

10.8	Actions taken after 31 December 2013

10.8.1

Since 31 December 2013 to the date of the Agreement, except as set forth in Annex 10.8.1 and except to the extent authorized by, or to the extent necessary to comply with, this Agreement, each of the Company and the Company Subsidiary (i) has conducted the Business in all material respect in the ordinary course of business and consistent with past practice; (ii) has not performed any action or entered into any transaction listed under letters (i) to (xiv) of Article 7.1 above.

10.8.2	At the Closing Date, the Company shall not have any liability which, under the Accounting Principles, should have been recorded in the 2013 Financial Statements, other than (i) any liability indicated in the 2013 Financial Statements not hitherto discharged; (ii) any liability deriving from the performance of any action or the execution of any transaction indicated in Article 7 above, which have been authorized by the Buyer or are otherwise permitted pursuant to such Article 7 above; and (iii) any liability incurred by the Company in the ordinary course of business.

10.9	Intellectual property

10.9.1	The Company is the sole legal and exclusive owner of all rights, title and interest in and to the “Pixartprinting” trademarks (the “Trademarks”) and to the domain names (the “Domain Names”) listed in Annex 10.9.1 to the Agreement), which are all properly registered or are in the name of the Company, except for the Domain Names indicated as in the process of being registered therein, and which the Sellers have no reason to believe will not be so fully registered in the name of the Company.

10.9.2	No warranties are provided by the Sellers with reference to the validity, effectiveness, use, absence of claims, actions, proceedings or objections relating to the “Pixart” trademarks and the Sellers represent that the “Pixart” trademark has never been used by the Company and was registered as part of the trademark defense policy of the Company (it being understood that the “Pixart” trademark was used by Cap2 prior to the contribution of the Business to the Company and the Company is not exposed to liability in relation to such use).

10.9.3	All of the Company’s Trademarks and Domain Names are valid and enforceable and, except as indicated in Annex 10.9.3, have not expired or been abandoned. All steps reasonably necessary in good business practice for the registration, maintenance and protection of any Trademark or Domain Names have been taken by the Company and all fees (including without limitation all fines, penalties and interest) payable to any relevant registry in respect of all registered trademarks have been paid in full. None of the Trademarks or Domain Names is subject to any Lien.

10.9.4	The Company owns or has a valid right to use all Company’s Trademarks and Domain Names necessary to conduct its businesses as currently conducted, free from all encumbrances.

10.9.5	No claims, actions, proceedings, investigations, litigations, arbitrations, demands, objections or orders have been made, or are, to the best of Seller’s knowledge, pending or threatened against the Company that seek to cancel, limit or challenge the validity, ownership, enforceability or use of any Trademark or Domain Names.

10.9.6	All licenses, consents, royalty and other agreements and arrangements concerning the Company’s Trademarks and Domain Names to which the Company is a party or by which it is bound, are valid and enforceable.

10.9.7	Except as provided in Annex 10.9.7, the Sellers have no actual knowledge that any person has infringed, misappropriated or otherwise violated, is infringing, misappropriating, otherwise violating or is threatening to infringe, misappropriate or otherwise violate, any Company Trademark, Domain Name or Software.

10.9.8	Except as provided in Annex 10.9.1, to the best of Seller’s knowledge the Company and the Company’s Subsidiary have not infringed, misappropriated or otherwise violated, and are not infringing, misappropriating or otherwise violating, any intellectual property right or any trademark, of any other person. Through use of the “Pixartprinting” trademark or domain names including the string “Pixartprinting”, the Company and the Company’s Subsidiary have not infringed, misappropriated or otherwise violated, and is not infringing, misappropriating or otherwise violating, any intellectual property right or any trademark, of any other person.

10.9.9	To the best of Seller’s knowledge, the Company has not breached or is in breach of any licenses, leases, royalty and/or other agreements or arrangements relating to Trademarks and/or Company Information Technology Infrastructure under which it is bound.

10.9.10	To the best of Seller’s knowledge, there are no outstanding liabilities regarding past or present infringement, misappropriation, or other kind of violation by the Company or the Company’s Subsidiary of any intellectual property rights of any third party.

10.9.11	To the best of Seller’s knowledge, there are no outstanding liabilities arising from a breach by the Company or the Company’s Subsidiary of any licenses, royalty and/or other agreements or arrangements relating to Trademarks and/or Company Information Technology Infrastructure.

10.9.12	All confidential information owned, used or held by the Company or the Company’s Subsidiary is protected with such a degree of care as may reasonably be expected given the nature of the information and the Business of the Company or the Company’s Subsidiary.

10.9.13	The Company and the Company’s Subsidiary own or have a valid right to use all the software and information technology infrastructure (the most relevant of which are listed in Annex 10.9.13, the “Software and Information Technology Infrastructure”) necessary to conduct their businesses as currently conducted. The Company and Company Subsidiary’s Software and Information Technology Infrastructure are either fully owned by, or validly leased or licensed to, the Company or the Company’s Subsidiary. The Company Information Technology Infrastructure owned by the Company are free from all Liens.

10.9.14	The Company has free and unrestricted access to material source codes, interfaces and documentation for the Software developed and owned by them. None of the Software owned or developed by or for the Company contains any shareware, open source code or other software that requires disclosure or licensing of any intellectual property rights, except for certain open source codes, used in accordance with their licensing terms, as part of the Software developed by the Company.

10.9.15	All licensed Software used by the Company and the Company’s Subsidiary is used in accordance with the terms and conditions of the relevant license in all material respects.

10.9.16	All Software and/or other intellectual property rights created by or on behalf of the Company or the Company’s Subsidiary, and/or by current or former employees, directors, consultants, partners, distributors, inventors or other persons in the course of their employment or engagement by the Company or the Company’s Subsidiary, are solely owned by the Company or the Company’s Subsidiary, and save for moral rights, no such persons have any rights, title or interest in or to any such Software or other intellectual property rights.

10.10	Business assets

10.10.1	The Company and the Company’s Subsidiary:

(a)	owns, leases or licenses from third parties all material tangible personal property used to conduct its Business substantially as presently conducted as of the date of the Agreement (the “Business Assets”), which are reflected in the Company’s books;

(b)	has good and valid title to all such Business Assets owned by the Company or the Company’s Subsidiary, free and clear of all Liens (except for any Liens that may have been created by operation of law);

(c)

with respect to those Business Assets that are made available to the Company or the Company’s Subsidiary under lease agreements, the Company or the Company’s Subsidiary has full title to use such Business Assets and the

Company or the Company’s Subsidiary are not in material breach of any such lease agreement, nor, as of the date of this Agreement have, any proceedings or claims been made by the respective lessors.

(d)	except as indicated in Annex 10.10.1, upon consummation of the transactions contemplated by the Agreement, will be entitled to continue to use all the Business Assets currently employed by it in the conduct of its Business, substantially as currently conducted.

10.10.2	In all material aspects such Business Assets are used in compliance with the applicable laws and regulations and according with their specifications and no notice of any violation of any law, statute, ordinance or regulation relating to any of them has been received. The Business Assets are in a normal state of maintenance and in normal operating conditions, taking account of their age and their use and are capable of being used for the purposes for which they are designed, acquired or used by the Company and the Company’s Subsidiary.

10.11	Products

10.11.1	Except as indicated in Annex 10.11.1, the finished products being sold by the Company and the Company’s Subsidiary (the “Products”) are manufactured, packaged, labeled and marketed in compliance with the requirements provided for by the applicable laws.

10.11.2	Except as indicated in Annex 10.11.2, there are no pending (i) written claims by customers on Products, nor (ii) disputes in writing or proceedings from consumers or other third parties against the Company or the Company’s Subsidiary relating to product liability, except for non-significant claims settled from time to time in a commercial way.

10.12	Receivables

The receivables, net of the provision for bad credits recorded in the 2013 Financial Statements of the Company and the Company’s Subsidiary reflected in the 2013 Financial Statements, are and will be true, existing and collectible.

10.13	Financial Relationships.

10.13.1	Annex 10.13.1 provides a list updated as of the date of this Agreement of the following:

(a)	loans, credit lines, overdraft facilities and other credit facilities in force between the Company or the Company’s Subsidiary and their lending banks, including hedging transactions concerning interest rates and currencies;

(b)	outstanding financial and operating leasing agreements;

(c)	guarantees or other security, letters of patronage, or other guarantee commitments issued by the Company or the Company’s Subsidiary;

(d)	any loan made to third parties or guarantees issued in respect of third parties’ obligations by the Company or the Company’s Subsidiary.

Except as provided in Annex 10.5, the Company is not in breach with respect to provisions of any outstanding financial and operating leasing agreements that may lead to the exercise by such banks of rights of withdrawal or termination or acceleration.

10.14	Insurance

10.14.1	A list of the insurance policies maintained by, or covering, the Company is attached hereto as Annex 10.14.1. Those insurance policies are in full force and effect, and all premiums payable to date shall have been paid as of the Closing Date.

10.14.2	To the best knowledge of the Sellers, there are no acts, omissions or circumstances that could result in a forfeiture of the indemnification rights under such policies or in the termination thereof, except for the right of the insurance companies to withdraw from, or not to renew, such policies for reasons in accordance with the terms and conditions thereof.

10.14.3	Except as provided in Annex 10.14.3, for sake of clarity, all insurance contracts of the Company and of the Company’s Subsidiary will remain valid and in force after the consummation of the transaction contemplated in the Agreement.

10.15	No Related Parties transactions

10.15.1	Except as set forth in Annex 10.15.1, no material agreements, either oral or written, are in place between the Company or the Company’s Subsidiary and any Related Parties of the Company, the Company’s Subsidiary or the Sellers.

10.15.2	The Company and the Company’s Subsidiary do not have any financial or trade account receivables towards any of the Sellers.

10.16	Litigation

As at the date of the Agreement there are no actions, claims, suits, arbitrations, or proceedings pending before any governmental authority or, to the best knowledge of the Sellers, threatened in writing, against the Company or the Company’s Subsidiary, that: (a) involve a claim in excess of Euro 55,000.00 (fifty-five thousand), (b) involve a claim for an unspecified amount which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company, or (c) seek injunctive relief which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company.

10.17	Real Estate

10.17.1	Annex 10.17.1 sets forth a list of the real estate assets leased by the Company (the “Real Estate”), which comprises all real estate assets used in the Business of the Company and the Company’s Subsidiary.

10.17.2	With respect to such Real Estate:

(a)	except as indicated in Annex 10.17.2, such Real Estate has any and all authorizations required to allow the Company and the Company’s Subsidiary to use such premises to conduct their business as currently conducted and no notice of any violation of any law, statute, ordinance, or regulation or condemnation relating to any such Real Estate has been received;

(b)	the lease agreements are in full force and effect (subject to the effects of bankruptcy, insolvency, and other similar laws relating to or affecting creditors’ rights generally) and the Company and the Company’s Subsidiary have full title to use the Real Estate respectively leased by them under the lease agreements listed in Annex 10.17.1; and

(c)	there are no infringements or defaults by the Company or by the Company’s Subsidiary under any lease agreement and, to the best knowledge of the Sellers, none of the relevant landlords is in breach or default thereof.

10.18	Employment Matters

10.18.1	As at the date of this Agreement:

(a)	the Company employs individuals listed in Annex 10.18.1 (the “Employees”);

(b)	the Company’s Subsidiary has no employees.

With the exception of the Employees, there are no persons who, for any reason, may claim the existence of an employee status with the Company or with the Company’s Subsidiary.

10.18.2	All employees currently working for the Company are regularly recorded in the appropriate books of the relevant employer and regularly compensated, all in accordance with applicable laws, collective agreements and regulations.

10.18.3	The Sellers have made available to the Buyer copies, which are complete and accurate in all material respects, of all current agreements between the Company and any trade union, works council, or other body representing its employees or any of them.

10.18.4	At the date of this Agreement the Company is not involved (nor has it been so involved at any time during the last 3 (three) years) in any material industrial or trade dispute or any material dispute or negotiation with any trade union, association of trade unions, works council, or body representing the employees of the Company or any material number or category of the employees of the Company and, to the best knowledge of the Sellers, at the date of the Agreement the Company is not aware of any such dispute that may be pending or threatened.

10.18.5	The Company is not bound by any commitment to the employees, or to its former employees, concerning the granting of options or shares of the Company under any stock option or incentive plans.

10.18.6	The Company has complied and currently complies in all material respect with all applicable laws relating to:

(a)	working hours, mass layoffs, collective dismissals or redundancies or any other collective procedures, in relation to its employees and its former employees; and

(b)	mandatory hiring of disabled workers.

10.18.7	Since the date of incorporation of the Company, it has never shut down the operations of the plants for more than 15 consecutive days.

10.18.8

With reference to persons working for the Company under fixed-term employment contracts or seasonal contracts or apprenticeship contracts (the “Term Employees”), such contracts are utilized by the Company, in any material respect, correctly and in compliance with the provisions of the applicable laws, and there are no persons currently employed on the basis of such contracts that may legitimately claim the open-ended nature of their relationship. The current ratio between apprenticeship contracts and employees does not oblige the Company to convert, including at a later moment, the current apprenticeship contracts into employment agreement for indefinite duration and the Company is under no obligation to convert the current apprenticeship contracts into employment agreement for indefinite duration.

10.18.9	The amount shown in the 2013 Financial Statements of the Company and of the Company’s Subsidiary for the staff leaving indemnities (including severance indemnity “trattamento di fine rapporto”) represents the full amount which the Company and the Company’s Subsidiary will be required to pay to their employees for all periods through 31 December 2013 to cover termination pay upon termination of employment.

10.18.10	None of the Company’s or the Company’s Subsidiary’s directors or employees has been granted any special termination pay or other termination benefit in excess of what is provided by law and the collective bargaining agreements. Except as reflected in the 2013 Financial Statements, the Company is not indebted to any Sellers, Sellers’ Related Parties or companies of the Sellers’ group, nor to any director, manager, employee or agent of the Company, except for amounts due as normal salaries and in reimbursement of ordinary expenses on a current basis, and none of the aforesaid persons is indebted to the Company or the Company’s Subsidiary except for advances for ordinary business expenses.

10.18.11	The Company and the Company’s Subsidiary are not under any obligation to pay salary increases, premiums, incentives, shared profits, deferred payments, insurance, pensions, severance payments other than provided by applicable law and the collective bargaining agreement or indicated in the 2014 Budget.

10.18.12	The relationships in force between the Company and the persons rendering their collaboration or services or service providers on a continuing, project or autonomous basis (‘collaboratori coordinati e continuativi’, ‘collaboratori a progetto’, ‘prestatori d’opera o servizi’, or other ‘collaboratori autonomi’) are in compliance, in all material aspects, with the provisions of applicable laws, including lending of workmanship (so called “appalto di manodopera”) and there are none of them or other persons - other than Employees and Term Employees - that can legitimately claim to be regarded as employees of the Company or of the Company’s Subsidiary or to re-characterize their relationship with the Company or the Company’s Subsidiary to any other type of relationship.

10.18.13

There are no pending controversies or disputes involving individually an amount greater than Euro 50,000 (fifty thousand) among the Company and any of its Employees, former employees, self-employed persons (lavoratori autonomi), consultants or agents, relating to their employment by or relationship with the Company. Except as indicated in Annex 10.18.13, no Employees of the Company have filed in the last three years any claim (whether under any law, employment agreement or otherwise)

on account of, or for, (i) severance or overtime pay, other than overtime pay for the current payroll period; (ii) wages or salary for any period other than the current payroll period; (iii) vacation, time off, or pay in lieu of vacation or time off, other than that earned in respect of the current fiscal year; (iv) any violation of any statute, ordinance, regulation or agreement (including collective agreements) relating to minimum wages, minimum overtime compensation, minimum compensation for missions, maximum hours of work, or other similar mandatory provisions; or (v) severance indemnity.

10.18.14	All service contracts are fully compliant with applicable legislation on the lending of workmanship, and have at all times been performed in accordance with such legislation; the persons operating on behalf of the contractors are not entitled to be re-characterized as employees of the Company or of the Company’s Subsidiary.

10.19	Taxes

10.19.1	Except for the tax payable in relation to the Foreign VAT Settlement:

(a)	The Company and the Company’s Subsidiary have fully complied up to the date of signing of this Agreement and will continue to comply up to the Closing Date with the applicable Tax regulations in Italy and abroad;

(b)	all tax returns required to be filed by, or on behalf of, the Company and the Company’s Subsidiary have been duly filed (except those under valid extensions) with the appropriate taxing authorities.

10.19.2	All Taxes shown as due and payable on such tax returns, as well as all Taxes due by, or on behalf of, the Company or the Company’s Subsidiary, have been timely paid in full or fully posted or reserved, in a way sufficient to cover all relevant charges in the times and amounts required (unless such Taxes are being contested in good faith).

10.19.3	Except as disclosed in Annex 10.19.3, no tax deficiencies, no tax assessments (accertamento) in respect of the Company or the Company’s Subsidiary are pending and no inspections, audit (ispezione), tax police reports (processo verbale di constatazione) or tax claims, liens on any of the Company’s or the Company’s Subsidiary’s properties or assets with respect to unpaid taxes are pending, or threatened in writing before any judicial or administrative body or any tax authority with respect to the Company or the Company’s Subsidiary and no written notice of any such deficiency or claim was received by the Company or the Company’s Subsidiary as of the date of this Agreement. No waiver of any statute of limitations has been given or is in effect against the Company and the Company’s Subsidiary in respect to the assessment of any taxes.

10.19.4	The Company and the Company’s Subsidiary have punctually and exactly withheld all taxes required to be withheld on amounts owed to any employees, independent contractors, shareholders, creditors, and other third parties and have timely remitted and paid such withholdings to the appropriate agency or authority, as provided under applicable laws.

10.19.5	To the best knowledge of the Sellers, all transactions or step-transactions in which the Company and the Company’s Subsidiary have been involved were properly characterized for purposes of the applicable Taxes, in accordance with applicable tax laws and the practices of the relevant tax authorities as in force at the date of this Agreement.

10.19.6	For the purposes of the applicable Taxes, the Company and the Company’s Subsidiary are and have been resident only in the jurisdiction in which they are incorporated and do not have nor have they had a permanent establishment or permanent representative or other taxable presence in any jurisdiction other than that in which it is resident for such purposes.

10.19.7	The transactions that fall within the scope of article 110, paragraph 7, of Italian Presidential Decree no. 917 of 22 December 1986 have been carried out at arm’s length.

10.19.8	All payments and other accomplishments required by the applicable laws in respect of social insurances, pensions, social security contributions and withholdings to be performed in the period until the Closing Date with reference to the Employees and Term Employees have been, and shall be until the Closing Date, regularly performed in due times by the Company or the Company’s Subsidiary.

10.20	Licenses and authorizations

The Company and the Company’s Subsidiary hold all licenses, authorizations and permits required under any applicable laws for the lawful performance of their business (save for what is provided in Annex 10.17.2 in respect of permits relating to Real Estate), which are valid and in full force and effect and will not be terminated or otherwise adversely affected by the consummation of the transaction contemplated in the Agreement.

10.21	Contracts and commitments

Except as set out in Annex 10.13.1, Annex 10.17.1 and Annex 10.21 and except as shown in other provisions this Agreement, the Company and the Company’s Subsidiary do not have outstanding:

(a)	any contract or commitment having a value in excess of Euro 100.000 and a duration exceeding one year (unless such contract can be terminated at will by the Company);

(b)	any contract or commitment having a value in excess of Euro 50.000 not made in the normal course of business or on an arm’s length basis.

The Company and the Company’s subsidiary are not in breach of any material provision thereof.

10.22	Compliance with law

10.22.1	To the best knowledge of the Sellers, no material work, repairs, construction, remedial action or expenditure is required to allow the Company to carry on the business at its premises in compliance with applicable laws concerning health, environment and safety at the workplace.

10.22.2	The activities of the Company and the Company’s Subsidiary, in all material aspects, are conducted without giving rise to breaches or infringements of the laws applicable thereto or measures issued by any competent authority, that may have a Material Adverse Effect.

10.22.3	To the best knowledge of the Sellers, no crimes have been committed nor have conducts been carried out by any persons, for the benefit or in the interest of the Company or the Company’s Subsidiary, as a consequence of which the Company or the Company’s Subsidiary may incur any sanctions pursuant to Legislative Decree no. 231/2001.

10.22.4	The Company complies in all material respects with the Italian Privacy Code under the Legislative Decree 196/2003 and with any applicable provisions, decisions and guidelines issued by the Italian Data Protection Authority, as applicable to the processing of personal data carried out by the Company.

10.22.5

The Company and the Company’s Subsidiary have not made or authorized, or promised to make or authorize, directly or indirectly, and no person has made or promised to make, on the Company or Company’s Subsidiary’s behalf, any payments or provided anything else of value, or promised to make any payments or provide anything else of value, to any (i) officer or employee of a government or any department, agency, or instrumentality thereof, (ii) officer or employee of a public international organization, (iii) person acting in an official capacity for or on behalf of any government or department, agency, or instrumentality or public international organization, (iv) political party or official thereof, (v) candidate for political office or (vi) other person, individual or entity at the suggestion, request or direction of or for the benefit of any of the above-described persons and entities, or otherwise engaged in any acts or transactions, contrary to the laws of the country in which they were made or received, including, without limitation, applicable anti-bribery laws.

10.23	Extraordinary Transaction

From the date of their respective incorporation, except for the transactions listed in Annex 10.23, the Company and the Company’s Subsidiary have not carried out (i) any sale or acquisition of any participation in companies, (ii) merger, de-merger, contribution in kind, transfer of business and/or reorganization nor are bound by any commitment, representations, warranty and/or covenant arising from any such extraordinary corporate transaction which may have a Material Adverse Effect.

10.24	No Brokers

The Sellers have not incurred any liability for any brokerage, finder’s or similar fees or commissions in connection with the transactions contemplated hereby, the payment of which can be validly claimed from the Buyer or the Company.

10.25	Disclosure

All representations, warranties and undertakings made by the Sellers herein and the obligations thereon shall survive the Closing Date, notwithstanding any investigation and/or due diligence review carried out by the Buyer.

10.26	No further representations

10.26.1	Notwithstanding anything contained in this Article 10 or any other provision of this Agreement, it is the explicit intent of each Party that the Sellers are not making and shall not make any representation or warranty whatsoever, express or implied, except those representations and warranties set forth in this Agreement, and in entering into this Agreement and acquiring the Shares from the Sellers, the Buyer expressly acknowledges and agrees that it is not relying on any statement, representation or warranty, including, but not limited to, those which may be contained in any materials provided to the Buyer during the course of its due diligence investigation of the Company, other than those representations and warranties set forth in this Agreement.

10.26.2	Without limiting the generality of Paragraph 10.26.1 above, the Sellers make no representation and give no warranty to the Buyer as to the accuracy and completeness of any estimates, evaluations, financial projections, business plans or budgets, forecasts, forward looking statements or other management analyses or as to the future profitability or financial performance of the Company.

11.	REPRESENTATIONS AND WARRANTIES OF THE BUYER

11.1	Undertaking of the Buyer

The Buyer and Vistaprint make the following representations and give the following warranties to the Sellers, each of which shall be true and correct as of, and as though made on, Closing Date, except as otherwise stated herein or affected by transactions contemplated herein or otherwise agreed in writing by the Parties. The representations and warranties of the Buyer and Vistaprint contained herein are in lieu of all other representations and warranties however provided under applicable law and constitute all of the representations and warranties made by the Buyer and Vistaprint in connection with the transactions contemplated hereby.

11.2	Organization and Standing

11.2.1	The Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of Italy and has full power and authority to conduct its business as presently conducted and to own its assets and properties as presently owned.

11.2.2	Vistaprint is a publicly traded corporation duly organized, validly existing and in good standing under the laws of The Netherlands and has full power and authority to conduct its business as presently conducted and to own its assets and properties as presently owned.

11.2.3	The Buyer and Vistaprint are not insolvent or subject to any bankruptcy, liquidation, composition with creditors or similar bankruptcy or bankruptcy-like proceedings. The Buyer and Vistaprint are not subject to any court order which could affect or limit the execution, delivery and performance by them of the Agreement.

11.3	Authorization

11.3.1	All corporate acts and other proceedings required to be taken by, or on behalf of, the Buyer and Vistaprint to authorize the Buyer and Vistaprint to enter into and to carry out this Agreement have been duly and properly taken, and this Agreement is duly and validly executed and delivered by the Buyer and Vistaprint and constitutes, assuming due authorization, execution and delivery of this Agreement by the Sellers, the valid and binding obligation of the Buyer and Vistaprint enforceable against the Buyer and Vistaprint in accordance with its terms.

11.3.2	No application to, or filing with, or consent, authorization or approval of, or license, permit, registration, declaration or exemption by, any governmental or public body or authority (including, for avoidance of doubts, any authorization or notification to antitrust authorities) is required of the Buyer and Vistaprint in connection with the execution and performance of this Agreement, it being understood that, for purpose of possible antitrust notification requirements, the Buyer has relied, among other things, on the revenues data supplied to it by the Sellers and attached hereto as Annex 11.3.2.

11.4	No Conflict

The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not conflict with, or result in a breach of, or constitute a default under, or give rise to a right of termination, cancellation or acceleration of, the articles of incorporation or the by-laws of the Buyer or Vistaprint or any agreement or instrument by which the Buyer or Vistaprint is bound, or violate any judgment, order, injunction, award, decree, law or regulation applicable to the Buyer.

11.5	No Brokers

Neither Buyer nor Vistaprint has incurred any liability for any brokerage, finder’s or similar fees or commissions in connection with the transactions contemplated hereby, the payment of which can be validly claimed from the Sellers.

11.6	No known breach

The Buyer and Vistaprint acknowledge and declare that they have carried out a due diligence relating to the Company and the Company’s Subsidiary and that, on the date of this Agreement, neither the Buyer nor Vistaprint have knowledge of any existing breach of any of the Sellers’ representation and warranties under Article 10, it being understood that “knowledge” shall mean (i) the actual knowledge of an actual breach - with express exclusion of the knowledge of a risk of breach (in which case the Buyer is still entitled to rely on Sellers’ representations and warranties and the indemnification provisions of this Agreement) and (ii) what is actually known by the Buyer and Vistaprint, and not what should have been known after a reasonable inquiry.

11.7	Financial resources

The Buyer has adequate resources to complete the purchase of the Shares and to perform all its obligations under this Agreement. The Buyer does not need to obtain financing from any third party to fund the purchase of the Shares.

12.	INDEMNIFICATION

12.1	Indemnification obligation of the Sellers

Subject to the provisions of this Article 12 and of Article 15 below, the Sellers shall indemnify and hold (i) the Buyer; or (ii) upon request of the Buyer, the Company or, as the case may be, the Company’s Subsidiary, harmless in respect of any and all Losses incurred or suffered by the Buyer, the Company or the Company’s Subsidiary deriving from:

(a)	any breach of (i) any representation and warranty and/or (ii) any covenant or undertaking of the Sellers under this Agreement;

(b)	regardless of any disclosure under Annex 10.19.3, Losses incurred or suffered by the Buyer or the Company deriving from the re-characterization as a sale of on-going concern for registration tax purposes of the two-step transaction consisting of (i) the contribution in kind of the “web to print” business from Cap2 to the Company, in exchange the issuance of new shares by the Company (ii) the sale of the Company’s shares so received to Rial S.r.l.;

(c)	any Loss (other than the difference between the fair market value of the CEO Contingent Share and the strike price provided under the SOP Agreements and the pro-rata portion of the Earn-out of the CEO) that may derive to the Buyer or the Company (including with respect of the calculation of the Withholding Amount pursuant to Article 6.1.2) as consequence of the exercise by the CEO of his rights under the SOP Agreements;

(d)	any cost or expense (it being understood that expense includes any external tax and legal advisors fees, any penalties and interest required to be paid in any jurisdiction and any amount of VAT that cannot be fully recovered from the Italian tax authorities relating to prior sales into France, United Kingdom and Spain where distance sales thresholds were exceeded) incurred by the Company to manage the voluntary self-disclosure procedure before the foreign tax authorities of France, the United Kingdom and Spain relating to the Foreign VAT Settlement.

12.2	Exclusions and Limitations

12.2.1	Exclusions

The Sellers shall not be liable to the Buyer and shall have no obligation to make any payment to the Buyer under Paragraph 12.1:

(a)	in respect of any claim under Paragraph 12.1 which is notified by the Buyer to the Sellers’ Representative (pursuant to Paragraph 12.3) after the dates set out herein below:

(i)	in the case of claims relating to, or arising from, the untruthfulness, inaccuracy or incorrectness of the representations and warranties of the Sellers contained in this Agreement other than the representations and warranties referred to in letter (ii) and (iii) of this Paragraph 12.2.1(a), 18 (eighteen) months after the Closing Date; or

(ii)	in the case of claims relating to, or arising from, the untruthfulness, inaccuracy or incorrectness of the representations and warranties referred to in Paragraphs 10.2 (Organization and Standing), 10.3 (Status of the CEO), 10.4 (Authorization) and 10.6 (By-laws, Shares and Capitalization) above, as well as relating to Losses referred to in Paragraph 12.1 (a) (ii), (b), (c) and (d) above, 10 (ten) Business Days following the expiration of the statute of limitations applicable to the subject matter(s) of such provisions;

(iii)	without prejudice to the provisions of Paragraph 3.3.4 above, in case of claims relating to, or arising from, the untruthfulness, inaccuracy or incorrectness of the representations and warranties referred to in Paragraph 10.19 (Taxes) above, 31 December 2019.

it being understood, however, that the Sellers’ obligations under Paragraph 12.1 shall survive the expiration of the time limits provided herein in respect of any actual or alleged untruthfulness, incorrectness or inaccuracy of the representations and warranties or breach of covenants by the Sellers which, prior to the expiration of the applicable time limit, was notified to the Sellers’ Representative in accordance with Paragraph 12.3 and, therefore, shall remain effective until a judicial decision or arbitration of last resort has been rendered in relation thereto;

(b)	to the extent the Loss for which indemnification is sought is caused by, or is increased as a result of, a change in any law, regulation or official interpretation of any authority or governmental body that occurred after Closing Date;

(c)	in respect of the entry into the transactions described in Annex 7.3 during the Interim Period;

(d)	to the extent the Loss for which indemnification is sought would have been avoided by the Company or the Buyer acting diligently, or was increased as a result of the Company or the Buyer not acting diligently, in accordance with Article 1227 of the Code; or

(e)	in respect of any contingent or potential Loss, unless and until such Loss has become actual and has been finally incurred.

12.2.2	Deductions

(a)	The amount of all payments to be made by the Sellers to the Buyer pursuant to Paragraph 12.1 after applying the exclusions, deductions and limitations set out in Paragraph 12.2.1 above shall be further reduced by:

(i)	the amount of any provision specifically recorded in the 2013 Financial Statements of the Company relating to circumstances or events of the same nature as those giving rise to indemnification;

(ii)	the amount of any payment from third parties (including insurance companies) that the Buyer or the Company has received in connection with the event giving rise to indemnification (net of any reasonable cost borne by the Buyer or the Company to seek such indemnification), it being understood that (i) the Buyer shall and shall cause the Company to diligently pursue any such indemnification from third parties; and (ii) the Buyer shall also promptly reimburse or cause the Sellers to be reimbursed by the Company for any payment from third parties (including insurance companies) that the Buyer or the Company receives with respect to a Loss (net of any reasonable cost borne by the Buyer or the Company to seek such indemnification) which has previously been indemnified by the Sellers pursuant to the provisions hereof;

(iii)

the amount of any payment that the Company is entitled to receive in connection with the event giving rise to the indemnification under the Old Alcedo SPA (net of any reasonable cost borne by the Buyer or the Company to seek such indemnification) (the “Alcedo SPA Claim”), it being understood that in the event any Alcedo SPA Claim arises, the Buyer shall notify the Sellers’ Representative in accordance with Paragraph 12.3 of such filing of an Alcedo SPA Claim and, should such notification be made within the time limits set forth under Paragraph 12.2.1(a) above, it shall be considered to all effects as a notification of indemnification of claim made to the Sellers under paragraph 12.2.1 (a) above in relation to such claims. In such case, provided that the Buyer has, and has caused the Company to, diligently pursued any such Alcedo SPA Claim from third parties, the Buyer’s indemnification rights under Paragraph 12.1 in relation thereto shall remain valid and effective vis-à-vis the Sellers to the extent such indemnification claims cannot be indemnified under the Alcedo SPA (either because the Company is not entitled or because the indemnifying party under the Old Alcedo SPA is not financially in a condition to pay such indemnification claims) and, therefore, Buyer’s indemnification rights under this Agreement shall remain effective as if the claim had been timely made under this Agreement until a judicial decision or arbitration of last resort has been rendered in relation thereto;

(iv)	the amount of any payment that the Company or the Buyer is entitled to receive from the CEO for any Loss indemnifiable under Paragraph 12.1(c) above deriving from tax liabilities or sanctions imposed to the Company as a result of the determination of the Withholding Amount (a “Withholding Claim”), it being understood that in the event any Withholding Claim arises, the Buyer shall notify the Sellers’ Representative in accordance with Paragraph 12.3 of such filing of a Withholding Claim. In such case, the Sellers, provided that the Buyer has, and has caused the Company to, diligently pursue against the CEO any claim for indemnification resulting from a Withholding Claim (also in its capacity as employer and withholding agent (sostituto d’imposta) of the CEO) shall remain liable to the Company under Paragraph 12.1(c) in relation thereto (provided that a judicial decision or arbitration of last resort has been rendered in relation thereto) if - and to the extent - the CEO failed to indemnify the Company for the Loss deriving from such Withholding Claim.

12.2.3	Limitations

The amount payable by the Sellers to the Buyer pursuant to Paragraph 12.2.1(a)(i) above, without prejudice to Paragraphs 12.2.1 and 12.2.2 above, shall be subject to the following additional exclusions and limitations:

(a)	if the Sellers make a payment under Paragraph 12.1 with respect to a Loss suffered or incurred by the Company, the Sellers will have no additional liability with respect to any damage arising from the same circumstances or events suffered by the Buyer or the Company as a result of the diminished value of the interest held (directly or indirectly) in the Company;

(b)	in no event will there be a duplication of indemnification by the Sellers should the same fact, event or circumstance give rise to a right of the Buyer to receive a payment under several provisions of this Agreement, including, without limitation, in the event that the same fact, event or circumstance causes the untruthfulness, incorrectness or inaccuracy of multiple representations and warranties under this Agreement; and

(c)	the indemnification due by the Sellers to the Buyer shall be computed without regard to any multiple, price-earnings or other ratio implicit in the negotiation or determination of the purchase price of the Shares.

12.2.4	Monetary Thresholds

Except for claims relating to or arising from the inaccuracy of the representations and warranties referred to in Paragraphs 10.2 (Organization and Standing), 10.3 (Status of the CEO) and 10.4 (Authorization), 10.6 (By-laws, Shares and Capitalization) as well as relating to Losses referred to in Paragraph 12.1 (a)(ii), (b), (c) and (d) above, in respect of which the following limitation shall not apply, the Sellers shall not be liable to the Buyer pursuant to Paragraph 12.1 above if, after applying the exclusions, deductions and limitations set forth in Paragraphs 12.2.1 through 12.2.3 above:

(a)	De minimis - the amount due in connection with any single occurrence giving rise to a Loss pursuant thereto does not exceed Euro 80,000.00 (eighty thousand), unless the single occurrence giving rise to a Loss is part of a series of occurrences of the same kind arising out of the same set of facts totaling, in aggregate, more than Euro 250,000.00 (two hundred fifty thousand); and

(b)	Deductible - the aggregate of all amounts that would otherwise be due pursuant to Paragraph 12.1 (and without taking into accounts any Losses not exceeding the amount set out in Paragraph 12.2.4(a) above) does not exceed Euro 700,000 (seven hundred thousand), provided that if such limit is exceeded, the Sellers shall be liable for the full amount exceeding Euro 300,000.00 (three hundred thousand).

12.2.5	Sellers’ maximum liability

The Parties agree that, except for claims relating to or arising from the inaccuracy of the representations and warranties referred to in Paragraphs 10.2 (Organization and Standing), 10.3 (Status of the CEO), 10.4 (Authorization), 10.6 (By-laws, Shares and Capitalization) as well as relating to Losses referred to in Paragraph 12.1 (a)(ii), (b), (c) and (d) above, in relation to which the limits below shall not apply:

(a)	the Sellers’ maximum aggregate liability under Paragraph 12.1 for any claim relating to, or arising from, the inaccuracy of the representations and warranties, other than the representation and warranty contained in Paragraph 10.19 (Taxes) above, shall be limited to an amount corresponding to Euro 9,505,000 (nine million five hundred five thousand);

(b)	the Sellers maximum aggregate liability under Paragraph 12.1 for any claim relating to, or arising from, the inaccuracy of the representations and warranties contained in Paragraph 10.19 (Taxes) shall be limited to an amount corresponding to Euro 10,230,000 (ten million twenty-three hundred thousands).

It is hereby understood that the caps to the Sellers maximum aggregate liability provided for under this Paragraph 12.2.5 (a) and (b) are to be considered as two separate and unrelated caps so that any amount paid in respect to matters comprised in the cap mentioned under letter (a) shall not reduce the cap mentioned under letter (b) above and vice-versa.

12.3	Procedure for the request of indemnification

12.3.1	The rights of the Buyer arising under Paragraph 12.1 will be subject to the Buyer’s compliance with the following provisions.

12.3.2	If any event occurs which could give rise to the Sellers’ liability under Paragraph 12.1, the following provisions shall apply.

(a)	within and no later than 30 (thirty) Business Days after the first of Mr. Lawrence Gold, chief legal officer of Vistaprint or Mr. Ernst Teunissen, Chairman of the Board of Directors of the Buyer becoming aware of such circumstance or event, the Buyer shall give the Sellers’ Representative written notice of such event and shall provide an indication in reasonable detail of (1) the nature of the claim, (2) the amount of losses constituting the subject matter of the Buyer’s claim under Paragraph 12.1 (to the extent known or computable at the date of such notice), and (3) the provision(s) of this Agreement on the basis of which such amount is claimed (the “Claim of Indemnity”). The Claim of Indemnity shall also specify whether it arises as a result of a claim by a Person (including, for the avoidance of doubt, any notice by any public authority of any actual or alleged infringement of any law) against the Buyer and/or the Company (a “Third Party Claim”) or whether the Claim of Indemnity does not so arise (a “Direct Claim”). If the Buyer fails to give the Sellers’ Representative written notice in accordance with this Paragraph 12.3.2(a) within the 30 (thirty) Business Days’ period set forth herein, the Buyer shall forfeit all its rights towards the Sellers with respect to the relevant circumstances or events.

(b)	The Sellers’ Representative shall be entitled to challenge in writing the Claim of Indemnity, within 30 (thirty) Business Days from the day of receipt of the notice referred to in the preceding Paragraph 12.3.2(a).

(c)	With respect to any Direct Claim, during a period of 20 (twenty) Business Days following the giving of the notice by the Sellers’ Representative under the preceding Paragraph (b), the Sellers’ Representative and the Buyer will attempt to resolve amicably and in good faith any differences, which they may have with respect to any matters constituting the subject matter of such notice, with a view to reaching an amicable agreement in respect of such matters. If, at the end of such period (or any mutually agreed upon extension thereof), the Sellers’ Representative and the Buyer fail to reach agreement in writing with respect to all such matters, then all matters as to which agreement is not so reached may, thereafter, be submitted to the arbitration procedure pursuant to Article 17 below.

(d)	The Sellers shall not be liable to make any payment unless and until any Loss which is the subject matter of a Claim of Indemnity becomes due under a final (judicial or arbitral) decision of last resort, except for and without prejudice of Interim Payments as set forth in paragraph 12.5 below.

12.4	Handling of the Third Party Claims

12.4.1	If a Claim of Indemnity is a result of a Third Party Claim, the following provisions shall apply.

(a)	The Buyer shall properly and diligently defend (when applicable) and shall cause the Company to properly and diligently defend any such claim; the Sellers, solely acting through the Sellers’ Representative, shall have the right to participate and, to the maximum extent permitted by law, join by counsel chosen by the Sellers’ Representative at the Sellers’ own exclusive cost and expense, in the defense of any claim, action, suit or proceeding asserted or initiated against the Buyer and/or the Company constituting the subject matter of a Claim of Indemnity notifying the Buyer of such intention, with penalty of forfeiture, no later than 15 (fifteen) Business Days after receipt of a notice of the kind referred to under Paragraph 12.3.2(a), provided that the control of the defence shall in any event remain with the Buyer or the Company, as the case may be. In each case, the Sellers’ Representative shall reasonably cooperate with the Buyer in the preparation for and the prosecution of the defense of such claim, action, suit or proceeding, including making available upon reasonable notice and during normal business hours evidence within the control of the Sellers.

(b)	In the event that the Buyer does not undertake the defense of any claim, action, suit or proceeding within 20 (twenty) Business Days after the Buyer has given a notice of the kind referred to under Paragraph 12.3.2(a) above the Sellers’ Representative may, at the expense of the Sellers and after giving notice to the Buyer, undertake the defense of the claim, action, suit or proceeding and compromise or settle the claim, action, suit or proceeding. The Buyer shall reasonably cooperate, and cause the Company to reasonably cooperate, with the Sellers in the preparation for and the prosecution of the defense of such claim, action, suit or proceeding, including making available upon reasonable notice and during normal business hours, evidence within the control of the Buyer or the Company.

(c)

The Buyer shall not, and shall cause the Company not to, make or accept any settlement of any claim, action, suit or proceeding asserted or initiated against the Buyer and/or the Company constituting the subject matter of a Claim of

Indemnity or, as the case may be, having resulted from any such claim, action, suit or proceeding, without the prior written consent of the Sellers’ Representative which cannot be unreasonably withheld or delayed.

(d)	If a firm offer is made to the Buyer and/or the Company to settle any matter giving rise to the Sellers’ liability under Paragraph 12.1, for which the Sellers’ Representative, but not the Buyer, expressed its willingness to accept, the Buyer and/or the Company shall be free not to enter into such settlement and to commence or continue litigation or arbitration, at its/their own expense, but the Sellers’ liability under Paragraph 12.1 shall be limited to the amount of the proposed settlement.

12.4.2	Anything in Paragraph 12.4.1 notwithstanding, the Parties agree that the procedure relating to the Foreign VAT Settlement shall be conducted and controlled by the Sellers in consultation with the Company (provided no prejudice is caused or is risked to be caused to the VAT position/reporting obligations of the Company for its activities conducted after the Closing), with the assistance of the advisors already appointed by the Company, whose costs shall be borne by the Company and indemnified by the Sellers under Paragraph 12.1(d). The Buyer shall reasonably cooperate, and cause the Company to reasonably cooperate, with the Sellers to prepare, file and pursue the procedure for such regularization, including by making available upon reasonable notice and during normal business hours documents within the control of the Buyer or the Company and/or execute the relevant motions or other documentation to be filed with the competent authorities. The Sellers shall allow the Buyer (or the Company) to participate in the procedure relating to the Foreign VAT Settlement, including by attending meetings or discussions with the external tax advisors and tax authorities to the extent it so wishes.

12.5	Interim payments

As a derogation to the provisions under Paragraph 12.3.2 above, it is agreed that in the event that the Claim of Indemnity is a Third Party Claim against the Company or the Company’s Subsidiary indemnifiable by the Sellers under this Agreement and: (i) the liability of the Sellers’ in relation to such claim has been accepted in writing by the Sellers Representative or ascertained by an arbitration award in accordance with Article 17 of this Agreement; and (ii) the Company or the Company’s Subsidiary is obliged to make a payment by virtue of a tax assessment, or other tax measure immediately enforceable also on an interim basis (provvedimento fiscale esecutivo o provvisoriamente esecutivo), the following provisions shall apply:

(a)	the Buyer shall promptly give to all the Sellers through the Sellers’ Representative a written notice of the receipt of such tax assessment, or other tax measure immediately enforceable also on an interim basis, providing a copy thereof;

(b)	if so required by the Buyer in such written notice under point (a) above, the Sellers, pro quota, on an interim basis, shall promptly put at disposal of the Buyer - or the Company or the Company’s Subsidiary if so indicated by the Buyer - the sum to be paid by the Company or the Company’s Subsidiary by virtue of such tax assessment, or other tax measure immediately enforceable also on an interim basis which is the subject matter of the Claim of Indemnity;

(c)	if by virtue of the definitive decision or other definition of the claims which are the subject matter of said Third Party Claim, the Company or the Company’s Subsidiary subsequently recovers, in whole or in part, the sum so paid on an interim basis by the Sellers, the Buyer shall cause the Company or the Company’s Subsidiary to promptly repay such sum to the Sellers, pro quota.

12.6	Amnesty

In the event that, at any time between the Closing Date and the date upon which the Sellers’ indemnification obligation under Paragraph 12.1 deriving from the breach of the Sellers’ representations and warranties contained in Paragraph 10.19 (Taxes) above shall expire pursuant to Paragraph 12.2.1(a)(iii) above, any law should be enacted, or is already in force, having as effect the right to settle, in whole or in part, any tax of the Company in respect of which the Sellers may be entitled to indemnify the Buyer pursuant to Paragraph 12.1 above (any such law is hereinafter referred to as an “Amnesty”), the following provisions shall apply:

(a)	the Buyer shall promptly inform the Sellers’ Representative of any such Amnesty;

(b)	the Sellers’ Representative shall have the right to request the Buyer that the Company avails itself of the Amnesty;

(c)	the Buyer shall have the right to determine (irrespective of any request of the Sellers’ Representative under Paragraph 12.5(b) preceding), whether or not the Company should avail itself of the Amnesty;

(d)	if the Buyer elects to cause the Company to avail itself of an Amnesty without the prior agreement or request of the Sellers’ Representative, all costs and expenses of such Amnesty shall be borne by the Buyer or by the Company, without recourse against the Sellers;

(e)	if the Buyer elects to cause the Company to avail itself of an Amnesty in agreement with the Sellers’ Representative or pursuant to the Sellers’ Representative’s request hereunder, all costs and expenses of such Amnesty shall be borne by the Sellers (without prejudice to the exclusions and limitations to the Sellers’ liability set out in Paragraph 12.2 above and Article 15 below), provided however that all costs and expenses of such Amnesty relating to periods following the Closing Date shall be entirely borne by the Buyer;

(f)	if the Buyer elects not to cause the Company to avail itself of the Amnesty notwithstanding the Sellers’ Representative’s request pursuant to Paragraph 12.6(b) preceding, it shall be free not to do so. However, if the Company could have availed itself of the Amnesty solely for tax periods preceding Closing, the Sellers’ liability in respect of the matter constituting the subject of such Amnesty shall be limited to the amount that would have been paid by the Sellers under such Amnesty (without prejudice to the exclusions and limitations to the Sellers’ liability set out in Paragraph 12.2 above and Article 15 below).

12.7	Self-accusation and voluntary disclosure

During the period between the Closing Date and the date upon which the Sellers’ indemnification obligation under Paragraph 12.1 above shall expire pursuant to Paragraph 12.2.1(a)(ii) above:

(a)	the Buyer shall inform, in writing the Sellers’ Representative of any intention of either the Buyer or the Company to carry out any self-accusation and/or any voluntary disclosure before any relevant authority (including disclosure regarding breach of tax obligations, such as “ravvedimento operoso”), in respect of matters which could give rights to Sellers’ liability under Paragraph 12.1 above;

(b)	the Sellers will have the right to request, through the Sellers’ Representative, that the Buyer or the Company carries out any self-accusation and/or any voluntary disclosure before any relevant authority (including disclosure regarding breach of tax obligations, such as a “ravvedimento operoso”), in respect of matters which could give rights to Sellers’ liability under Paragraph 12.1 above; the Buyer and/or the Company shall be free not to carry out any self-accusation and/or any voluntary disclosure before any relevant authority (including disclosure regarding breach of tax obligations, such as a “ravvedimento operoso”) in respect of which the Sellers have made the above request, but in this case the Sellers’ liability under Paragraph 12.1 shall be limited to the amount which would have been paid by the Buyer and/or the Company, had the self-accusation and/or voluntary disclosure been carried out according to the request of the Sellers.

12.8	Exclusive Remedy

12.8.1	The rights and remedies provided in this Article 12 shall be exclusive and in lieu of any other right, action, defense, claim or remedy of the Buyer, provided by law or otherwise, however arising in connection with, or by virtue of, any breach of the representations and warranties, undertakings and covenants of the Sellers contained in this Agreement.

12.8.2	In particular, but without limitation, after the Closing Date, no breach or inaccuracy, even if material, of any representations and warranties of the Sellers will give rise to any right on the part of the Buyer to rescind or terminate this Agreement or to refuse to perform its obligations set forth in this Agreement.

12.8.3	The indemnification obligations of the Sellers hereunder are intended to constitute autonomous obligations of the Sellers vis-à-vis the Buyer and the Company and therefore shall not be subject to the statue of limitation provided under article 1495 of the Code.

12.9	Indemnification obligation of the Buyer

The Buyer shall indemnify and hold the Sellers harmless with respect to any Loss incurred or suffered by the Sellers as a result of the representations and warranties set out in Article 11 not being true, correct and accurate. The provisions of Paragraphs 12.3 and 12.4 above shall apply, mutatis mutandis and to the maximum extent possible, to the Buyer’s indemnity under this Paragraph 12.9.

13.	NON-COMPETITION UNDERTAKINGS AND EMPLOYMENT ARRANGEMENTS

13.1	Cap2 and Matteo Rigamonti hereby covenants and agrees that, for a period of 2 (two) years after Closing Date, they shall not:

(a)	directly or indirectly, engage in or carry on, in any of the countries in which the Business is carried out by the Company and/or the Company’s Subsidiary as of Closing Date or has been carried out in the last 2 (two) years, any business in the field of digital, offset or large format printing or otherwise competing with the Business of the Company;

(b)	directly or indirectly, carry out any collaboration, by virtue of an employment relationship or consulting relationship or through any other title or position including without limitation, as a director, on a full-time basis or on a part-time basis, in favour of companies operating in a business competing with the Business;

(c)	solicit, approach or do business, directly or indirectly, any person who shall at any time within the year preceding the date of this Agreement have been:

(i)	a client or

(ii)	a customer, or

(iii)	a sales representative or agent of the Company or the Company’s Subsidiary for the purpose of offering to any such person goods or services which are of the same type as any goods or services supplied or marketed by Company or the Company’s Subsidiary in the Business during the last two years preceding the date of this Agreement;

(d)	interfere or seek to interfere with the intent to negatively affect the provision of supplies to the Company and/or the Company’s Subsidiary by any supplier of goods or services to the Company and/or the Company’s Subsidiary;

(e)	solicit, endeavour to entice away, employ or offer to employ any executive (dirigente) or manager (quadro) or equivalent of the Company or any of the key employees listed in Annex 13.1(e) (whether or not such person would commit a breach of contract by reason of leaving such employment or engagement);

(f)	have any direct or indirect interest in any firm, partnership, joint venture, corporation or unincorporated association (whether as lender or investor owning either unlisted or untraded securities) which engages in or carries on any business competing with the Business (except for any interest held directly or indirectly in listed companies engaged in the Business not exceeding 5% of their share capital).

13.2	For sake of clarification, the Buyer and Vistaprint hereby agree that the business of 3D printing (additive manufacturing) is expressly excluded from the ones covered by Cap2’s non-competition covenant pursuant to Paragraph 13.1 above.

13.3	Cap2 and Matteo Rigamonti (in his capacity as majority shareholder of Cap2) acknowledge that the provisions of Article 13 are directly related to the sale of the Shares herein contemplated, reasonable and necessary to protect the legitimate interests of the Buyer and the Cap2 Price to be paid by the Buyer hereunder. However, if any of the provisions of Paragraph 13 shall ever be held to exceed the limitations in duration, geographical area or scope or other limitations imposed by applicable law, they shall not be nullified but the Buyer and Cap2 and Matteo Rigamonti shall be deemed to have agreed to such provisions as conform with the maximum permitted by applicable law, and any provision of Article 13 exceeding such limitations shall be automatically amended accordingly.

13.4

The Buyer and Vistaprint acknowledge that, under the Alcedo SPA, Matteo Rigamonti and Cap2 undertook certain non-compete obligations vis à vis the Company. The Buyer and Vistaprint agree that Mr. Matteo Rigamonti and Cap2 will not be liable to Vistaprint and the Buyer for damages deriving from breaches of the non-compete undertakings included in this Article 13 suffered by the Company which, and to the extent that, such damages have been indemnified by Matteo Rigamonti or Cap2 to the Company under the Alcedo SPA.

13.5	The Buyer and Vistaprint hereby expressly agree that (i) nothing in this Agreement is intended or will be construed to prevent or limit Alcedo’s and their Related Parties’ ability to engage in or carry out any activity included in the field of the digital and offset printing, irrespective of whether this activity, directly or indirectly, results in competing with the Business of the Company; and (ii) in any event, Alcedo shall not be liable for any breach by Cap2 of its obligations hereunder.

13.6	The Buyer hereby agrees and covenants that, for a period of 2 (two) years after Closing Date, the Buyer shall not, and shall cause its Related Parties not to, solicit, endeavour to entice away, employ or offer to employ the executive (dirigente) or manager (quadro) of Alcedo.

14.	PUBLIC ANNOUNCEMENTS AND CONFIDENTIALITY

14.1	The Buyer and the Sellers’ Representative shall consult with each other and will mutually agree upon the content and timing of any press release or other public statements with respect to this Agreement and the transactions contemplated hereby and shall not issue or cause to be issued any such press release or make any such public statement prior to such consultation and agreement. Notwithstanding the foregoing, the Sellers understand and acknowledge that Vistaprint is a publicly-traded company subject to securities laws and related rules and regulations which govern the public disclosure of information related to its business, finances, strategy and results of operations, including, without limitation, its communications with shareholders and the public investment community. As such, the Sellers agree that Vistaprint shall have the right in it sole discretion to issue press releases and make other public statements and disclosures in connection with the transaction contemplated by this Agreement as and to the extent it deems necessary or appropriate pursuant to applicable laws, rules, or regulations of the Securities and Exchange Commission, the Nasdaq Stock Market, or other relevant regulatory agencies or bodies (the “VP Disclosure Exception”).

14.2	The Parties shall keep secret and confidential and shall not use, except as necessary for the execution and performance of this Agreement and the consummation of the transactions contemplated hereby, any information relating to: (i) the negotiations carried out in view of entering into this Agreement; (ii) the terms and conditions of this Agreement; and (iii) any document executed, any action taken, any discussion or negotiation carried out, in connection with this Agreement, its execution and performance of the obligations contained herein, in each case subject to the VP Disclosure Exception. Each Party shall cause its officers, employees, and consultants to whom such information has been disclosed for the purposes of this Agreement to comply with such undertaking.

14.3	Vistaprint and the Buyer acknowledge that the Sellers shall, in any case, be entitled to make any announcement or disclose any information if, and to the extent, mandatorily required to comply with applicable law (including listing rules or regulations of the Securities and Stock Exchange Commission, the Bank of Italy and the rules of the fund “Alcedo III”), or orders or requests issued by the competent authorities (including, without limitation any stock exchange or market supervisory authority).

14.4	In any case before issuing any public announcement regarding the transactions contemplated by this Agreement, the Party required to issue such public announcement shall, to the extent feasible without incurring in a breach of such applicable law, regulation, or court order, consult in good faith with the other Parties and agree with the other Parties the content and timing of any such public announcement (it being understood that, for the purposes of this Paragraph 14.3, the Sellers shall act through the Sellers’ Representative)

15.	LIABILITY OF THE SELLERS

15.1.1	Except as provided under Paragraph 15.1.4 below, any liability of the Sellers under this Agreement deriving from the indemnification obligations according to Article 12 for breach of representations and warranties shall be borne by the same in proportion to, respectively, the Alcedo Share, the Cap2 Share and the CEO Share and therefore any joint and several liability of the Sellers in this respect is expressly excluded.

15.1.2	Contingent upon the transfer of the Retained Shares to the Buyer as provided in the Put and Call Option Agreement, Cap2 shall be liable under this Agreement for any liability deriving from the indemnification obligations according to Article 12 for breach of representations and warranties also in proportion to the Retained Shares.

15.1.3	In case of breach of any covenant or obligation under this Agreement by any of the Sellers (other than indemnification obligations according to Article 12 for breach of representations and warranties), the Seller in breach shall be solely responsible for such breach and therefore any joint and several liability of the Sellers in this respect is expressly excluded.

15.1.4	The Shareholders agree that, with respect to the indemnification obligations provided by Article 12 of this Agreement, they shall be jointly and severally liable to the Buyer within the limit of the Alcedo Escrow Amount and of the proceeds of the sale or the enforcement of the pledge on the Retained Shares.

15.1.5	Any liability of Cap2 under this Agreement (deriving from the indemnification obligations according to Article 12 or otherwise) shall be borne also in proportion to the Retained Shares, subject however to the condition precedent of the transfer of the same to the Buyer as provided in the Put and Call Option Agreement.

15.1.6	Any liability of CEO under this Agreement (deriving from the indemnification obligations according to Article 12 or otherwise) shall be borne also in proportion to the CEO Contingent Share, subject however to the condition precedent of the transfer of the same to the Buyer as provided in the Put and Call Option Agreement

16.	MISCELLANEOUS PROVISIONS

16.1	Entire Agreement

This Agreement (i) constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements relating to the same matter; and (ii) may not be waived, changed, modified or discharged orally, but only by an agreement in writing signed by the Buyer and the Sellers.

16.2	No Inducement or Reliance and Independent Assessment

With respect to the Company and the Business and any rights or obligations to be transferred hereunder or pursuant hereto, the Buyer declares and states that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Sellers, any Affiliate of the Sellers, the Company or their Related Parties, or any of their agents, employees, attorneys, advisors or other representatives or by any other Person representing or purporting to represent the Sellers, that are not expressly set forth in this Agreement, whether or not any such representations, warranties or statements were made in writing or orally. None of the Sellers, any Affiliate of the Sellers, their Related Parties or any agent, employee, attorney, other representative of the Sellers or other Person shall have or be subject to any liability to the Buyer or any other Person resulting from the distribution to the Buyer, or Buyer’s use of, any such information, and any other document, information or statement made by any of the Sellers advisors, prior to the date hereof.

16.3	Assignment prohibited

16.3.1	This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of each of the Parties hereto and their respective successors.

16.3.2	No Party may assign any of its rights interests or obligations hereunder without the prior written consent of the other Parties and any attempt to assign this Agreement without such consent shall be void and of no effect.

16.3.3	Except as otherwise expressly provided for herein, nothing in this Agreement shall confer any rights upon any Person which is not a Party or a successor of any Party to this Agreement.

16.4	Annexes

The Annexes attached to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein.

16.5	Notices

16.5.1	Any communication or notice required or permitted to be given under this Agreement shall be made in writing and in the English language and shall be deemed to have been duly and validly given (i) in the case of notice sent by letter, upon receipt of same, and (ii) in the case of notice sent by telefax, upon issuance by the fax machine of a positive transmission report, addressed, in each case, as follows:

(a)	if to the Sellers’ Representative, to:

Alcedo SGR S.p.A.
Vicolo XX settembre 11
31100 Treviso
Italy
Telefax: +39 0422 58 0000
To the attention of: Sonia Lorenzet
Email: sonia.lorenzet@alcedo.it

With copy, which shall not constitute notice, to
Bonelli Erede Pappalardo
Via Barozzi 1
20122 Milan
Telefax: +39 02 77113260
To the attention of: Eliana Catalano
Email: eliana.catalano@beplex.com

(b)	if to Alcedo, to it at:

Alcedo SGR S.p.A.
Vicolo XX settembre 11
31100 Treviso
Italy
Telefax: +39 0422 58 0000
To the attention of: Maurizio Masetti and Sonia Lorenzet
Email: maurizio.masetti@alcedo.it and sonia.lorenzet@alcedo.it

With copy, which shall not constitute notice, to
Bonelli Erede Pappalardo
Via Barozzi 1
20122 Milan
Telefax: +39 02 77113260
To the attention of: Eliana Catalano
Email: eliana.catalano@beplex.com

(c)	if to the CEO, to him at:

Alessandro Tenderini
Via Capuana n. 2/F
30034 Mira (VE)
Email: aletend@gmail.com

(d)	if to the Cap2, to it at:

BCB Barea Canal Bares Professionisti Associati
Via Zandonai, 10 30174 Mestre (Ve);
Fax +39 041 5028460
To the attention of: Alessandro Bares
Email: segreteria@studiobcb.it

With copy, which shall not constitute notice, to
Bonelli Erede Pappalardo
Via Barozzi 1
20122 Milan
Telefax: +39 02 77113260
To the attention of: Eliana Catalano
Email: eliana.catalano@beplex.com

(e)	if to the Buyer, to it at:

Vistaprint Italy S.r.l.
to the attention of: Ernst Teunissen
Piazza Filippo Meda 3
20121, Milan
Email: eteunissen@vistaprint.com

With copy to, which shall not constitute notice
Studio Professionale Associato a Baker&McKenzie
To the attention of Alberto Semeria
Piazza Filippo Meda 3
20121, Milan
Telefax: +39 02 76231622
alberto.semeria@bakermckenzie.com

(f)	if to Vistaprint, to it at:

Hudsonweg 8 5928 LW
Venlo, The Netherlands
Email: eteunissen@vistaprint.com

With copy to, which shall not constitute notice
Studio Professionale Associato a Baker&McKenzie
To the attention of Alberto Semeria
Piazza Filippo Meda 3
20121, Milan
Telefax: +39 02 76231622
alberto.semeria@bakermckenzie.com

or at such other address and/or telefax number as either Party may hereafter furnish to the other by written notice, as herein provided.

16.5.2	Anything to the contrary in this Paragraph 16.5 notwithstanding, (i) if the address of any Party set forth in, or changed under, Paragraph 16.5.1 does not coincide with such Party residence, personal address, registered office or other address normally designated for receiving notices or service of process, any communication or notice required or permitted to be given under this Agreement may be validly given to, and process may be validly served on it at such residence, address or office; and (ii) process may also be served on any Party in any arbitration, litigation or proceedings arising hereunder, to any other address and in any other form designated or permitted under applicable law.

16.6	Applicable law

This Agreement and the rights and obligations of the Parties hereunder shall be governed by, and construed and interpreted in accordance with, the laws of the Republic of Italy.

16.7	Further Assurances

The Parties agree to execute and deliver all such instruments and documents and to perform all such acts and do all such other things as may be necessary to the purposes of this Agreement.

16.8	Headings

The descriptive headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

16.9	Language

Except for certain documents contained in the Annexes hereto, that are in the Italian language and for the deed of transfer of the Shares to be executed before a notary public, which will be both in Italian and in English, this Agreement shall be executed in the English language, which shall be the only language governing this Agreement.

16.10	Taxes and Other Expenses

Except as otherwise expressly provided in other Paragraphs of this Agreement, any cost, tax, impost, duty or charge arising in connection herewith, or with the consummation of the purchase and sale of the Shares contemplated hereby, shall be borne and paid as follows:

(a)	all income and capital gain taxes due as a consequence of the sale of the Shares shall be borne and paid for by the Sellers;

(b)	the Buyer and the Sellers shall each pay the fees, expenses and disbursements incurred in connection with the negotiation, preparation and implementation of this Agreement, including (without limitation) any fees and disbursements owing to their respective auditors, advisers and legal counsels; and

(c)	all other costs and expenses relating to the sale and purchase of the Shares (including notarial fees and stamp duties) shall be borne and paid for by the Buyer (except for those due in connection with the execution of the Deed of Pledge, which shall be borne equally by Cap2 and the Buyer).

16.11	Severability

If any of the provisions of this Agreement is or becomes invalid, illegal or unenforceable under the laws of any jurisdiction, the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired. The Parties shall nevertheless negotiate in good faith in order to agree the terms of mutually satisfactory provisions, achieving as closely as possible the same commercial effect, to be substituted for the provisions so found to be void or unenforceable.

17.	ARBITRATION

17.1	Any dispute arising out of or related to this Agreement shall be finally settled by arbitration under the Rules of the Milan Chamber of Arbitration, by three arbitrators appointed in accordance with such Rules. The arbitration shall take place in Milan.

17.2	The arbitration shall be in accordance with the rules of the Italian code of civil procedure (‘rituale’) and in accordance with the Italian law (‘secondo diritto’). The language of the arbitration shall be Italian (although documents must also be submitted in English).

17.3	For purpose of the arbitration clause, the Sellers will be considered one party.

18.	COMPETENT COURT

Without prejudice to the above, in respect of any dispute arising out of or related to this Agreement that, according to the provision of the applicable law, cannot be deferred to arbitration, the Court of Treviso shall have the exclusive jurisdiction.

* * * *

Annex 1.4

2014 Revenues

For the purpose of this document, “Revenues” shall mean the resulting amount of the sum of the following items resulting from the 2014 Interim Financial Statements:

(+) “revenues for sales of goods and services relating to the core business operations as well as revenues deriving from the sale of raw materials and semi-finished products used in the course of the production”;

(+) “other revenues” with the exclusion of the revenues not deriving from core business operations and / or non-recurring items (by way of example but not limited to: capital gains from the transfer of fixed assets, contingent assets, etc.).

For the sake of clarity, Revenues shall be calculated including any adjustment to Revenues required under Accounting Principles.

Furthermore, it is agreed by the Parties that the calculation of the 2014 Revenues shall in any case include an adjustment to reflect the revenues related to sales of goods invoiced in 2013 and shipped in 2014, for the amount of Euro 518,000.00.

Annex 1.5

Conventional accounting principles

The Parties acknowledge that for the financial year ended in 31 December 2013, revenues related to sales of goods invoiced in 2013 and shipped in 2014, for an amount of Euro 518,000.00 have been recorded in the 2013 Financial Statements.

Annex 1.58

Reported 2014 EBITDA

For the purpose of this document, “EBITDA” shall mean, the earnings before interest, taxes, depreciation, and amortization of the Company in such fiscal period as derived from the Company’s statutory annual report, including impact of IAS 17 for financial leases, starting with net earnings and calculated in accordance with the Accounting Principles, subject to the following adjustments:

Include:

•	an adjustment of Euro 195.000 to reflect EBITDA related to sales of goods invoiced in 2013 and shipped in 2014; (based on revenue of Euro 518,000 at 37,7% margin)

•	the personnel costs related to employees transferred from the Company to the Buyer in the amount set forth in the 2014 Budget.

Exclude:

•	any gain (net of losses, if any) on the sale or other disposition of any assets relating to financial leases of any of the Company or the Company’s Subsidiary except for the first Euro 50,000;

•	any additional costs incurred by the Company in relation with the CEO Price;

•	any compensation fees to the management or the directors which are incurred by the Company and are not in line with the 2014 Company Budget; and

•	the management fee charged by the Buyer to the Company related to the continued cost of transferred employees provided that such fee is included in the above adjustments

•	any shareholders fee (both Sellers and/or Buyer)

•	unusual revenues not deriving from the core business operation and/or expenses or provisions not recurring in both prior two fiscal years, or related to circumstances not occurred in both prior two fiscal years.

Annex 4.1

Permitted Leakages

•	Declaration of the Dividend and off-setting the same with the New Shareholders’ Loan (with the consequent entering into the New Shareholders’ Loan pursuant to the provision of Paragraph 5.1(a);

•	payment made (i) on 13 February 2014 of Euro 89,251 and (ii) on 27 March 2014 of Euro 16,043 as interests due to Cap2 under the vendor loan agreement entered into between Cap2 and the Company on December 15, 2011; it being understood that interests accrued from January 1 2014 to the date of reimbursement of such vendor loan agreement will be paid by the Buyer or the Company in accordance with the vendor loan agreement;

•	making of any payment owed to the Shareholders under the consultancy fees agreements in force at the date of signing of this Agreement;

•	making of any payment to the directors of the Company and of its Affiliates in the ordinary course of business.

Alcedo SGR S.p.A.

(on behalf of the close-ended investment fund “Alcedo III”)

Vicolo XX Settembre 11

Treviso, Italy

Cap2 S.r.l.

Via Acquilonia 4

Roma, Italy

Mr. Alessandro Tenderini

Via Capuana 2/F

Mira (VE), Italy

Quarto d’Altino, April 1, 2014

Dear Sirs:

Re:	Sale and Purchase of the shares representing 97% of the corporate capital of Pixartprinting S.r.l.

We hereby propose you to enter into the agreement below for the sale and purchase of the shares representing 97% of the corporate capital of Pixartprinting S.r.l.

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If you agree with the foregoing (including all of the Annexes hereto), please transcribe in full the text of this letter (including all of the Annexes hereto) and return it to us, initialed on each page and fully signed at the end by your duly authorized representatives for full acceptance of this agreement (including all of the Annexes hereto).

Yours sincerely,

Vistaprint Italy S.r.l.

/s/ Ashley Elise Hubka
Ashley Elise Hubka

Vistaprint N.V.

/s/ Ernst Jan Teunissen
Ernst Jan Teunissen

Vistaprint Italy S.r.l.

Piazza Filippo Meda 3

20121 Milano

Vistaprint N.V.

Hudsonweg 8

Venlo, The Netherlands

Quarto d’Altino, April 1, 2014

Dear Sirs:

Re:	Sale and Purchase of the shares representing 97% of the corporate capital of Pixartprinting S.r.l.

We refer to your letter on the date hereof, which we reproduce in its full text and execute in token of full and unconditioned acceptance thereof:

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In full and unconditional acceptance of the above.

Alcedo SGR S.p.A.

/s/ Maurizio Masetti
Maurizio Masetti
Amministratore Delegato

Cap2 S.r.l.

/s/ Matteo Rigamonti
Matteo Rigamonti
Amministratore Unico

Alessandro Tenderini

/s/ Alessandro Tenderini